Dated
November 30, 2018
Share purchase agreement
between
Strax Holding GmbH
as the Seller
PATRIOT CORPORATION UNLIMITED COMPANY
as the Buyer

and

ZAGG Inc

Table of Contents

1.	Interpretation 4

2.	Sale and purchase 17

3.	Purchase Price 17

4.	Consideration shares 19

5.	Completion 20

6.	Properties 21

7.	Closing balance sheet statement and other financial statements 22

8.	Audited 2018 Accounts and Adjustment of Purchase Price 25

9.	Consideration Shares And Indemnification Holdback Cash 26

10.	Warranties 29

11.	Limitations on claims 30

12.	Restrictions on Seller 30

13.	Guarantee 34

14.	Confidentiality and announcements 34

15.	Other Post-Completion Obligations of the Seller’s Group 37

16.	Further assurance 38

17.	Assignment 39

18.	Entire agreement 40

19.	Variation and waiver 40

20.	Costs 41

21.	Payments 41

22.	Notices 41

23.	Interest 44

24.	Severance 44

25.	Agreement survives Completion 44

26.	Third party rights 44

27.	Successors 45

28.	Counterparts 45

29.	Rights and remedies 45

30.	General Release 45

31.	Governing law and jurisdiction 47

Schedule 1	Particulars of the Company 48

Schedule 2	Completion 49

Schedule 3	Warranties 51

Schedule 4	Intellectual Property 76

Schedule 5	Pro Forma Closing Balance Sheet Statement 78

Schedule 6	Aggregated Net Sales Statement & Audited 2018 Accounts 80

Schedule 7	Particulars of the Additional Consideration 87

Schedule 8	Limitations on Liability; Specific Indemnity 90

Schedule 9	Tax Covenant 95

Annex A	104

Annex B	105

THIS AGREEMENT is dated 30 November, 2018
Parties

(1)	Strax Holding GmbH, incorporated and registered in Germany with company number 10855, whose registered office is at Belgische Allee 52-54, 53842 Troisdorf, Germany (“Seller”).

(2)
Patriot Corporation Unlimited Company, incorporated and registered in Ireland with company number 521033 whose registered office is at Patriot Corporation Unlimited Company, Suite 6, Rineanna House, Shannon Free Zone, Co. Clare, Ireland (“Buyer”).

(3)	ZAGG Inc, a Delaware corporation, that is the indirect parent of Buyer (“ZAGG”).
Background

(A)	The Company is a private company limited by shares incorporated in Hong Kong.

(B)	The Company has an issued share capital of 9,020 shares consisting of 4,120 A Ordinary Shares and 4,900 B Ordinary Shares.

(C)	Further particulars of the Company at the date of this agreement are set out in Schedule 1.

(D)	The Seller is the owner of the legal and beneficial title to all of the Sale Shares.

(E)	The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.
Agreed terms

1.	Interpretation
1.1    The definitions and rules of interpretation in this clause apply in this agreement.
“Accounts”: (a) the Audited 2017 Accounts and (b) the Management Accounts.
“Actual 2018 Net Sales”: Gear4 Net Sales generated during Financial Year 2018 as set out in the Aggregated Net Sales Statement.
“Additional Consideration”: has the meaning given in paragraph 1.1 of Schedule 7.
“Additional Consideration Period”: has the meaning given in paragraph 1.1 of Schedule 7.
“Adjustment Date”: the fifth (5th) Business Day following the date on which the Aggregated Net Sales Statement is agreed or determined in accordance with Schedule 6.
“Adjustment Holdback Shares”: 562,017 Consideration Shares.
“Affiliate”: of any particular Person means any other Person controlling, controlled by or under common control with such particular Person (including any subsidiary or holding company of such Person, and any subsidiary of any such holding company, in each case from time to time). For the purposes of this agreement, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Aggregated Net Sales Statement”: has the meaning set out in paragraph 1.1 of Schedule 6.

“Amended Distribution Agreement”: Distribution Agreement by and between ZAGG International Distribution Limited and Strax GmbH, dated as of May 18, 2017, as amended by that certain Amendment No.1, dated as of the date hereof, entered into by and among Strax GmbH, ZAGG and ZAGG International Distribution Limited.
“Anticorruption Laws”: any Laws, regulations, or orders relating to anti-bribery, anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorisation of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee, Person or commercial entity, to obtain a business advantage, or the offer, promise, or gift of, or the request for, agreement to receive or receipt of a financial or other advantage to induce or reward the improper performance of a relevant function or activity; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act of 2010 and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
“Asset Transfer Agreement”: the agreement, dated on or immediately prior to the date of this Agreement, by and among Strax Americas, Inc, Strax Asia Limited, Strax Global Services Limited, the Seller, Strax Shenzhen Limited, Strax (UK) Limited and the Company, pursuant to which certain assets and liabilities relating to the Business will be transferred to the Company prior to Completion.
“Audited 2017 Accounts”: the audited financial statements of the Company prepared on a standalone basis, including the balance sheet and profit and loss account (together with the notes on them) for the twelve (12) month period ended on the Audited 2017 Accounts Date, prepared in accordance with HKFRS.
“Audited 2017 Accounts Date”: 31 December 2017.
“Audited 2018 Accounts”: the audited financial statements of the Company, including the balance sheet and profit and loss account (together with the notes on them) for the twelve (12) month period ended 31 December 2018 as prepared and agreed or determined (as the case may be) in accordance with Schedule 6.
“Business”: all business related to the branded Gear4 Products and tooling, assets in whatever form, goodwill, intellectual property, product roadmaps, and business opportunities arising from or related to the Company's line of business, products, and/or proposed products (including the design, development, manufacture, marketing, distribution, or resale thereof) as currently carried out at Completion.
“Business Day”: a day other than a Saturday, Sunday or public holiday in England when banks in London are open for business.
“Buyer's Solicitors”: Latham & Watkins LLP of 355 South Grand Avenue, Suite 100, Los Angeles, CA 90071-1560.
“Buyer’s Group”: the Buyer and each of its Affiliates including, for the avoidance of doubt, the Company from Completion and any other Person which is, for Tax purposes, treated as being a member of the same group as, or otherwise connected with, the Buyer.
“Cash”: the aggregate amount equal to cash and cash equivalents held by the Company, in each case as of the Effective Time, as shown in the statement provided pursuant to clause 7.1(b), and for the avoidance of doubt, excluding the amount of retained cash valued $US 2,116,525.92 shown as a line item under the heading “Retained Cash” on the Closing Balance Sheet Statement.

“Cash Consideration”: the cash consideration for the Sale Shares to be paid by the Buyer to the Seller in accordance with clause 3.2.
“Claim”: a claim for breach or inaccuracy of any of the Warranties.
“Closing Balance Sheet Statement”: the balance sheet statement prepared by the Seller and agreed with the Buyer pursuant to clause 7 and in the form substantially set out in Schedule 5 setting out the Net Working Capital (including the component parts thereof) of the Company as at the Effective Time.
“Company”: Gear4 HK Limited, a company incorporated and registered in Hong Kong with company number 2232126 whose registered office is at Unit 703, 7/F, Sunbeam Plaza, 1155 Canton Road, Mongkok, Kowloon, Hong Kong further details of which are set out in Schedule 1.
“Company Transaction Expenses”: all (a) fees and expenses payable to the Company’s advisors and other fees from and expenses of professional service firms incurred by the Company in connection with the Transaction, in each case, to the extent unpaid as of the Completion Date, and (b) severance, change in control, retention, termination or similar amounts payable (whether now or in the future) to any members of management or employees of the Company or its Affiliates solely as a result of the consummation of the Transaction (and not as a result of a “double trigger” provision where Completion is the first such trigger), in each case, as set out in the statement provided pursuant to clause 7.1(b).
“Completion”: completion of the sale and purchase of the Sale Shares in accordance with this agreement.
“Completion Date”: the date of this agreement.
“Completion Payment”: US$32,200,000.
“Connected”: has, in relation to a Person, the meaning given in section 1122 of the UK Corporation Tax Act 2010.
“Consideration Shares”: the 786,824 shares of common stock of ZAGG, par value $0.001, if any, to be issued to the Seller in accordance with clause 9 in part consideration for the sale of the Sale Shares.
“Control”: shall be as defined in section 1124 of the Corporation Tax Act 2010, and the expression “change of Control” shall be construed accordingly.
“Data Room”: the electronic data room hosted by TeamEngine and populated by or on behalf of Seller in connection with the Transaction as of November 28, 2018, as contained in the USB thumb drive provided by the Seller to Buyer on the date hereof.
“Director”: each person who is a director or shadow director of the Company, as set out in Schedule 1.
“Disclosed”: fairly disclosed (with sufficient details to enable the Buyer to identify the nature, scope and extent of the matter disclosed and to make a reasonably informed assessment of its impact on the Company) (a) with respect to the Fundamental Warranties and the Warranties set forth in clauses 5, 7.6, 8.1, 9, 10, 11, 12, 13, 16, 17, 18, 19, 20 of Schedule 3 and Part 2 of Schedule 3, in the Disclosure Letter and (b) with respect to the other Warranties not addressed in the preceding clause (a), the Data Room.
“Disclosure Bundle”: the bundle of documents, in agreed form, annexed to the Disclosure Letter.
“Disclosure Letter”: the letter (in connection with the Warranties) from the Seller to the Buyer, in agreed form, with the same date as this agreement that is described as the Disclosure Letter, and attaching the Disclosure Bundle.

“Disparaging”: remarks, comments or statements, whether written or oral, that impugn the character, integrity, reputation or abilities of the Person being disparaged.
“Due Amount”: the amount (if any) due to the Buyer on a Relevant Claim being settled.
“D30 Materials”: raw material and holograms licensed from Design Blue Limited under the D30 brand.
“Effective Time”: the close of business on the 30 November 2018.
“EHS Laws”: all applicable Laws (including any final and binding court, tribunal or other official decision) of any relevant authority in any jurisdiction, insofar as they relate or apply to EHS Matters from time to time.
“EHS Matters”: matters relating to human health, safety and welfare, the Environment, the use or exploitation of any environmental or natural resources and/or any Hazardous Substances.
“Employee”: has the meaning given in paragraph 21.1 of Schedule 3.
“Employer”: means any member of the Seller’s Group which is or has been the employer of any Employee (or the hirer of any Worker) at any time.
“Encumbrance”: any interest or equity of any Person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, debenture, pledge, lien, assignment, hypothecation, security interest, title retention, restriction, right of first refusal or any other third party security agreement or arrangement or other interest of any kind (including equitable), whether granted for the purpose of security or not.
“Environment”: all or any of the following media (alone or in combination): air (including the air within buildings or other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); and soil and land (including buildings) and any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man).
“Equity Interests”: with respect to any Person, any of its capital stock, partnership interests (general or limited), limited liability company interests, trust interests or other securities or other equity interests which entitle the holder thereof to receive dividends or distributions on liquidation, winding up or dissolution of such Person, or to vote for the election of directors or other management of such Person, or to exercise other rights generally afforded to stockholders of a corporation (including the ability to exert control over such Person).
“Estimated 2018 Net Sales”: US$40,250,000.
“Excluded Names”: any trademark, service mark, brand name, trade name, corporate name, domain name or other indication of source or origin, that is comprised of or includes the terms “Gear4” or any other similar name or mark or derivation thereof.
“Financial Year”: means in relation to the Company, the Company’s accounting reference period of twelve (12) months ending on 31 December in each applicable year.
“Fundamental Warranties”: the warranties given by the Seller pursuant to paragraphs 1, 2 and 3 of Part 1 of Schedule 3.
“Gear4 Net Sales”: the aggregate of sales of Gear4 Products: (a) by the Company to Third Parties (excluding Seller and its Affiliates prior to 31 December 2018), (b) by the Seller and its Affiliates (excluding the Company after Completion)

to Third Parties up to and including 31 December 2018 and (c) by ZAGG and its Affiliates to Third Parties (excluding Seller and its Affiliates until 31 December 2018) after the Completion Date (i.e., sum of what such Third Parties have been invoiced for the stated period) minus the Gear4 Products’ returns, allowances, and discounts and not including VAT.
In calculating 2018 sales, (1) “allowances” shall refer to compensation for damaged goods only and (2) slotting or listing fees, marketing development funds, and “rip and replace” program fees shall not be deductions to 2018 sales.
“Gear4 Products”: all mobile device protection products and product categories sold and distributed under the Gear4 brand.
“Governmental Authority”: any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any department, board, commission, court, tribunal or arbitrator, and any self-regulatory organization.
“Group”: in relation to a company, that company, any of its subsidiary undertakings or any holding company from time to time of that company, from time to time of a holding company of that company. Each company in a Group is a “member of the Group” (or words of similar effect).
“Guaranteed Obligations”: all of the payment obligations of Buyer set forth in clauses 3.1(b), 3.2, 3.3, 4.3, 6.4, 7.6, 8.2(a), 8.3(a) 9.4, 9.5, 13 and 15.2 of this agreement.
“HKFRS”: the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.
“Hazardous Substances”: any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or otherwise and whether alone or in combination with any other material or substance) which is capable of causing harm or damage to the Environment or a nuisance to any Person.
“Holdback Amount”: EUR8,500,000 consisting of (a) the Consideration Shares (i.e., the Adjustment Holdback Shares and the Indemnification Holdback Shares), and (b) EUR1,500,000 in cash (i.e., the Indemnification Holdback Cash).
“holding company”: has the meaning given in clause 1.9.
“ICC”: has the meaning given in clause 31.2.
“IFRS”: International Financial Reporting Standards, applied on a consistent basis, as of the date of the statement to which such term refers.
“Indebtedness”: (i) all indebtedness of the Company to any third party in respect of borrowed money or represented by notes, bonds, finance leases, operating and capitalised leases, contract hire or hire purchase agreements, overdrafts, or any other financing indebtedness or other arrangements the purpose of which is to raise money, including, in each case, any accrued and unpaid interest on any of the foregoing, (ii) all obligations with respect to any letter of credit to the extent drawn, (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, (iv) all obligations of the Company with respect to hedging agreements or derivative instruments, including with respect to any open trade or credit exposure thereunder and the cost of any breakage fees, if any, to be paid in connection with the Completion, (v) all interest, premiums, penalties, charges, fees, expenses and other amounts due in connection with the payment and satisfaction in full of the obligations described in the foregoing clauses (i) through (iv) of this paragraph, and (vi) any indebtedness of the nature described the foregoing clauses (i) through (v) of this paragraph of another Person that is guaranteed in any manner by the Company, in each case, as at the Effective Time, each of which shall be accurately reflected in either the Closing Balance Sheet Statement or in the statement delivered pursuant to clause 7.1(b); provided that, for the avoidance of doubt, to the extent included in the Closing Balance Sheet Statement or such statement, an amount of Indebtedness shall not be included in the other.
“Indemnification Holdback”: the Indemnification Holdback Cash and the Indemnification Holdback Shares.
“Indemnification Holdback Cash”: EUR1,500,000.
“Indemnification Holdback Shares”: 224,807 Consideration Shares.
“Indemnification Holdback Release Date”: the date falling eighteen (18) months from the Completion Date.
“Intellectual Property Rights”: patents, rights to Inventions, copyright and related rights, trademarks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights to preserve the confidentiality of information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which may now or in the future subsist in any part of the world.
“Landlord Consent”: the consent letter, dated on or immediately prior to the date of this Agreement, by Seller and acknowledged by COIF Nominees Limited, a company incorporated in England and Wales (as landlord under the Maidenhead Lease), regarding the landlord's consent to the consummation of the transactions contemplated by this agreement.
“Law”: any federal, state, foreign or local law (including common law), statute, ordinance, rule, order, regulation, code, constitution, writ, injunction, directive, judgment, treaty, decree or administrative or judicial decision of any Governmental Authority.
“Leakage”:

(a)	the declaration, making or payment of any dividend;

(b)	the distribution, repurchase, repayment, redemption or return of any share capital or loan stock;

(c)	the payment of any sum to, or entering into any transaction with, any member of the Seller’s Group or any of its Representatives;

(d)	the payment of Transaction-related bonuses to employees of the Company or to any other Person;

(e)	the payment of any Company Transaction Expenses;

(f)	the entry into any transaction other than on arm’s length terms or as otherwise expressly required by this agreement;

(g)	the sale, purchase, transfer or disposal of any asset unless made in the ordinary course of business consistent with past practice (including with respect to price or cost, as applicable);

(h)	the making of any gift or other gratuitous payment;

(i)	the revision of the terms of remuneration of any employee otherwise than in accordance with past practice;

(j)	the entry into by the Company of a guarantee or indemnity relating to the obligation of any Person;

(k)	the payment of any management, monitoring or supervisory fees by the Company to any Person;

(l)	the forgiveness, release or waiver of any debt or claim outstanding against any Person, other than in the ordinary course of business consistent with past practice;

(m)	the creation of any Encumbrance over any assets in favour of any member of the Seller’s Group or any of its Representatives;

(n)	the making of or entering into of any agreement or arrangement relating to any of the foregoing matters or the announcement of any intention to do any of the foregoing matters; or

(o)	the payment or incurrence of any Tax as a consequence of any of clauses (a) to (n) immediately above.
“Losses”: means all costs, losses, liabilities, damages (whether direct or indirect), claims, demands, proceedings, expenses, loss of profit, consequential losses, and reasonable legal and other professional fees.
“Maidenhead Lease”: the lease entered into between (i) COIF Nominees Limited (as landlord); (ii) Strax (UK) Limited (as tenant); and (iii) Strax Holding GmbH (as guarantor) relating to Suites 1, 5 and 6 Ground Floor, Braywick House West dated 16 June 2016, and the licence to assign entered into between (1) COIF Nominees Limited (as landlord); (2) Performance Designed Products Limited (as tenant); and (3) Strax (UK) Limited (as assignee) relating to Suites 2 and 3 Ground Floor, Braywick House West dated 1 June 2016.
“Management Accounts”: the unaudited balance sheet and profit and loss account of the Company prepared on a standalone basis for the ten (10) month period ended on the Management Accounts Date.
“Management Accounts Date”: 31 October 2018.
“Miami Lease”: the lease entered into between (i) City of Miami (as landlord); and (ii) Strax Americas, Inc (as tenant) relating to the office space located at 1867 NW 97th Avenue, 103 Doral, Florida 33172 dated 1 February 2018.
“Net Working Capital”: the net working capital of the Company (including the component parts thereof) as shown in the Closing Balance Sheet Statement set out in Schedule 5.
“New D30 Licence”: the new TM Licence and Supply Agreement to be entered into between ZAGG or one (1) or more of its Affiliates and Design Blue Limited on or immediately after Completion relating to the use of the D30 compound in Gear4 Products following Completion.
“Original Issue Price”: US$10.231 per Consideration Share, being the average Consideration Share price for the ten (10) day period ending on the day prior to the Completion Date.
“Permitted Leakage”: means any of the following made by the Company:

(a)
any payment made in respect of salaries, pension contributions, annual performance bonuses not connected with the Transaction or other reimbursements, benefits or expenses due to employees of the Company in the ordinary course of his or her employment, not to exceed US$150,000, individually or in aggregate; or

(b)	payments to members of the Seller’s Group with respect to intra-group trading in the ordinary course of business consistent with past practice;

(c)	interim dividend of $1,118,480 made on 30 November by way of setting off and extinguishing the intra-group balance due between the Company and the Seller’s Group;

(d)	Transfers or actions taken or payments from the Company to members of the Seller’s Group pursuant to the Asset Transfer Agreement; or

(e)	any other payments made with the prior written consent of the Buyer (in the Buyer’s sole discretion).

“Person”: an individual (i.e., a natural person), a body corporate, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Authority or any department, agency or political subdivision thereof.
“Purchase Price”: the aggregate purchase price payable by the Buyer to the Seller for the Sale Shares in accordance with clauses 3.1(a) and 3.1(b).
“Relevant Claim”: a Claim under this agreement and, to the extent provided under clause 9.8, a Tax Claim.
“Relief”:

(a)	any relief, Loss, allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any income, profits or gains for the purpose of any Tax; or

(b)	any right to repayment of, or saving of, Tax (including interest in respect of Tax).
“Representatives”: with respect to any Person, any and all directors, managing members, managers, partners, officers and employees of such Person.
“Sale Shares”: 4,120 A Ordinary Shares and 4,900 B Ordinary Shares of the Company all of which have been issued and are fully paid, and which comprise the whole of the authorized and issued share capital of the Company.
“Seller’s Group”: Seller and its Affiliates (excluding, following the Closing, the Company).
“Seller's Solicitors”: LOGOS Legal Services Limited, Paternoster House, 65 St Paul’s Churchyard, EC4M 8AB, London, United Kingdom.
“subsidiary undertaking”: a subsidiary undertaking as defined in section 1162 of the Companies Act 2006.
“Tax” or “Taxation”: all forms of taxation and statutory, governmental, duties, imposts, contributions, levies, national insurance or social security contributions (or similar taxes), withholdings or liabilities wherever chargeable and whether imposed by Hong Kong or any other jurisdiction (including, for the avoidance of doubt, VAT, Mandatory Provident Fund Scheme contributions in the HK and corresponding obligations elsewhere) and any penalty, fine, surcharge, interest, charges or costs relating thereto (including interest and penalties arising from the failure of the Company to make adequate instalment payments or failure to file returns in a timely manner).
“Tax Authority”: any governmental, state, federal, provincial, local or municipal, fiscal revenue, customs or excise authority, body, agency or official anywhere in the world having or purporting to have power or authority in relation to Tax.
“Tax Claim”: a claim for breach of the Tax Warranties or a Tax Covenant Claim.
“Tax Covenant”: the covenant set out in paragraph 2.1 of Schedule 9.
“Tax Covenant Claim”: A Claim under the Tax Covenant.
“Tax Return”: any return, declaration, report, claim for refund, or information return or statement relating to Taxes, filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Laws, regulations or administrative requirements of any kind relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Tax Authority.
“Tax Warranties”: the warranties set out in Part 2 of Schedule 3.

“Third Parties”: entities which are not part of the consolidated ZAGG organizations (which organizations include, for the avoidance of doubt, all Affiliates of ZAGG).
“Third Party Guarantees”: any guarantees, indemnities and letters of comfort of any nature given, as applicable:

(a)	to a third party by the Company in respect of any obligation of a member of the Seller’s Group; or

(b)	to a third party by a member of the Seller’s Group in respect of any obligation of the Company.
“Transaction”: the transaction contemplated by this agreement or any part of that transaction.
“Transaction Documents”: means this agreement, the Disclosure Letter, the Amended Distribution Agreement, the TSA, the Asset Transfer Agreement and each other agreement, document, instrument or certificate contemplated by this agreement or which is entered into in connection with the consummation of the Transactions.
“TSA”: the transitional services agreement to be entered into between the Seller and the Buyer and ZAGG.
“US GAAP”: generally accepted accounting principles in the US, applied on a consistent basis, as of the date of the statement to which such term refers.
“Value”: the number of Consideration Shares multiplied by the Original Issue Price.
“VAT”:

(a)	any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)
any other Tax of a similar nature (including any sales Tax and, for the avoidance of doubt, goods and services tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in paragraph (a) immediately above, or imposed elsewhere.

“Warranties”: the warranties given pursuant to clause 10 and set out in Schedule 3.
“Workers”: has the meaning given in paragraph 21.1 of Schedule 3.
1.2    Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.
1.3    References to clauses and Schedules are to the clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.
1.4    The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.
1.5    A reference to “this agreement” or to any “other agreement” referred to in this agreement is a reference to this agreement or any other agreement (as applicable) as varied or novated in accordance with its terms from time to time.
1.6    Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.
1.7    A reference to a “party” shall include that party's personal representatives, successors and permitted assigns.
1.8    A reference to a “company” shall include any company, corporation partnership, limited liability company or other body corporate, wherever and however incorporated, organized or established.

1.9    A reference to a “holding company” means a holding company (as the case may be) as defined in section 1159 of the Companies Act 2006 and for the purposes only of the membership requirement contained in sections 1159(1)(b) and (c), a company shall be treated as a member of another company even if its shares in that other company are registered in the name of:
(a)another person (or its nominee), by way of security or in connection with the taking of security; or
(b)its nominee.
1.10    A reference to “writing” or “written” includes email (signed PDF, JPEG or other agreed format), unless otherwise expressly provided in this agreement.
1.11    Any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms and shall be deemed to be immediately followed by the words “without limitation”.
1.12    Where the context permits, “other” and “otherwise” are illustrative and shall not limit the sense of the words preceding them.
1.13    References to a document in “agreed form” are to that document in the form agreed by the parties and initialled by them or on their behalf for identification.
1.14    Any reference to “US$” or “US Dollars” is a reference to the legal currency of the United States of America being, at the date hereof, United States dollars.
1.15    All payments to be made under this agreement shall be calculated and payable in US$, and any amounts determined in EUR shall be converted to US$ at a conversion rate of US$1.150 to EUR1.00.
1.16    Unless otherwise provided, a reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time, provided that, as between the parties, no such amendment, extension or re-enactment made after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.
1.17    A reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision.
1.18    Any reference to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to that which most nearly approximates to the English legal term in that jurisdiction.
1.19    Any obligation on a party not to do something includes an obligation not to allow that thing to be done.
1.20    Any reference to “made available” or other similar expressions with respect to documents or information provided by or on behalf of the Seller or the Company to the Buyer refers to such documents or information having been provided for the review of the Buyer by its posting in the Data Room on or prior to 5 p.m. Mountain Time on November 28, 2018.
1.21    The word “or” shall be deemed to mean “and/or”, unless the context clearly contemplates otherwise.
2.    Sale and purchase
2.1    On the terms of this agreement, the Seller shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee free from all Encumbrances and together with all rights that attach (or may in the future attach) to the Sale

Shares including, in particular, the right to receive all dividends and distributions declared, made or paid thereon on or after the Completion Date.
2.2    The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.
3.    Purchase Price
3.1

(a)	The Purchase Price for the Sale Shares payable to the Seller in connection with (and at) the Completion is the aggregate of:

(i)	the Completion Payment;

(ii)	plus an amount equal to the Cash;

(iii)	minus an amount equal to the Indebtedness as of the Effective Time;

(iv)	minus an amount equal to the unpaid Company Transaction Expenses determined as of immediately prior to Completion; and

(v)	minus an amount equal to the Indemnification Holdback Cash.

(b)
As further consideration for the Sale Shares which shall constitute a component part of the Purchase Price, the Buyer shall, subject to (and in accordance with) the terms of this agreement (and only if required pursuant hereto), pay to the Sellers all or a portion of the sum of:

(i)	the Holdback Amount; and

(ii)	the Additional Consideration.
3.2    The Completion Payment shall be satisfied by the Buyer paying US$32,200,000 (as adjusted pursuant to clause 3.1(a)) in cash on the Completion Date, such payment to be made in accordance with clause 3.4 (“Cash Consideration”). In addition, ZAGG, subject to (and in accordance with) clause 9, shall issue the Consideration Shares (if any) and pay an additional amount equal to the Indemnification Holdback Cash in cash to the Seller.
3.3    Subject to and in accordance with the provisions of Schedule 7, the Buyer shall pay the Seller the Additional Consideration (if any).
3.4    All payments to be made to the Seller under this agreement or otherwise pursuant to clause 5.2(b)(i) shall be made in US Dollars by electronic transfer of immediately available funds to the Seller's Solicitors (who are irrevocably authorised by the Seller to receive the same). Payment to the Seller's Solicitors in accordance with this clause shall be a good and valid discharge of the obligations of the Buyer to pay the sum in question to the Seller, and the Buyer shall not be concerned to see the application of the monies so paid.
3.5    The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer for each and any Claim (including any Tax Covenant Claim).
3.6    The Seller warrants to the Buyer that from the date of provision of the Closing Balance Sheet pursuant to clause 7.1 until the Completion there has been no Leakage (other than Permitted Leakage) in respect of the Company.

3.7    Subject to Completion occurring, in the event of any breach of clause 3.6 the Seller shall pay to the Buyer on demand on a US Dollar-for-US Dollar basis an amount equal to the aggregate amount of Leakage.
4.    Consideration shares
4.1    ZAGG warrants that the Consideration Shares, to the extent any are issued pursuant to (and in accordance with) this agreement, shall rank pari passu in all respects with the existing shares of common stock of ZAGG, par value $0.001, including the right to receive all dividends declared, made or paid after the Completion Date (save that they shall not rank for any dividend or other distribution of the Buyer declared made, or paid by reference to a record date before the Completion Date).
4.2    The Seller undertakes to the Buyer and ZAGG that it shall not, and shall not agree to transfer, sell, exchange, mortgage, charge or otherwise dispose the whole or any part of its interest in, or grant any option or other rights over, any of the Consideration Shares for the period of twelve (12) months from the Completion Date. The Seller further undertakes to the Buyer and ZAGG, that following the expiry of the twelve (12) month period referred to in the immediately preceding sentence, neither Seller nor any of its Affiliates shall, , sell, transfer or otherwise dispose of a number of the Consideration Shares in excess of twenty percent (20%) of the average daily trading volume of the common stock of ZAGG over the prior ten (10) trading days, on any single day, without ZAGG's prior written consent.
4.3    Notwithstanding anything contained in this agreement (including this clause 4 or in clause 9) to the contrary, in the event that ZAGG is prohibited under applicable Law (including the rules and regulations of any applicable stock exchange) from issuing the Consideration Shares as contemplated in this agreement (including this clause 4 or in clause 9) ZAGG shall promptly pay to the Seller the amounts owed to the Seller pursuant to this agreement (including this clause 4 or in clause 9) with respect to the applicable prohibited Consideration Shares in cash in US Dollars (provided that, for the purposes of such payments, the value of the Consideration Shares shall be calculated to be the greater of (i) the Original Issue Price of such Consideration Shares and (ii) the average price of such Consideration Shares for the ten (10) day period prior to the Adjustment Date and/or the Indemnification Holdback Release Date, as applicable).
5.    Completion
5.1    Completion shall take place on the Completion Date at the offices of the Buyer's Solicitors (or at any other place as may be agreed in writing by the parties hereto).
5.2    At (or prior to) Completion:

(a)	the Seller shall:

(i)	deliver or cause to be delivered to the Buyer the documents and evidence set out in Part 1 of Schedule 2;

(ii)	procure that a board meeting of the Company is held at which the matters set out in Part 2 of Schedule 2 are carried out and deliver to the Buyer a certified copy of the related resolutions;

(iii)
deliver to the Buyer a certified copy of the minutes of a meeting of the sole shareholder of the Seller, Strax AB, authorising the Transaction and the execution and delivery of any documents to be delivered by the Seller at Completion;

(iv)	deliver to the Buyer a duly executed Amended Distribution Agreement;

(v)	deliver to the Buyer a duly executed TSA;

(vi)	deliver the Disclosure Letter (including the Disclosure Bundle); and

(vii)	deliver to the Buyer a duly executed Landlord Consent.

(b)	the Buyer shall (subject to the Seller complying with all of its obligations in clause 5.2(a)):

(i)	deliver at Completion a counterpart of the instrument of transfer and the bought note in respect of the Sale Shares duly executed by the Buyer;

(ii)	pay the Cash Consideration to the Seller in accordance with clause 3.2;

(iii)
deliver to the Seller a certified copy of the resolution of the board of directors of the Buyer authorising the Transaction and the execution and delivery of any documents to be delivered by the Buyer at Completion;

(iv)	deliver to the Seller a duly executed Amended Distribution Agreement; and

(v)	deliver to the Seller a duly executed TSA.
6.    Properties
6.1    As soon as possible and in any event within thirty (30) days from the Completion Date (the “Maidenhead Lease Interim Period”), the Seller shall procure (using all reasonable endeavours) that the Maidenhead Lease is assigned or otherwise transferred (in whole, in part, or by way of a new lease (as mutually agreed by Seller and ZAGG)) from Strax (UK) Limited to ZAGG or one of its Affiliates, on terms reasonably acceptable to ZAGG, and during which time the Seller covenants and agrees to fully perform all of the obligations under the Maidenhead Lease, subject to the Buyer indemnifying the Seller in accordance with clause 6.4; provided, that, during the Maidenhead Lease Interim Period Strax (UK) Limited (as landlord) shall sub-licence or otherwise provide office space and full access to ZAGG or one of its Affiliates (as sub-lessee) to the properties occupied pursuant to the Maidenhead Lease; provided, further that in the event that the Seller uses all reasonable endeavors to, but is unable to, assign or otherwise transfer the Maidenhead Lease to ZAGG or one of its Affiliates during the Maidenhead Lease Interim Period, until the Maidenhead Lease is assigned or otherwise transferred to ZAGG or one of its Affiliates (i) the Seller shall continue to fully perform all of the obligations under the Maidenhead Lease, subject to the Buyer indemnifying the Seller in accordance with clause 6.4 below, (ii) Strax (UK) Limited (as landlord) shall continue to sub-licence or otherwise provide office space and full access to ZAGG or one of its Affiliates (as sub-lessee) to the properties occupied pursuant to the Maidenhead Lease and (iii) the Seller’s Group shall continue to use all reasonable endeavours to assign or otherwise transfer (on terms reasonably acceptable to ZAGG) the Maidenhead Lease to ZAGG or one of its Affiliates until the earlier of (A) the date the Maidenhead Lease is fully-assigned or otherwise transferred to ZAGG or one (1) of its Affiliates and (B) the date that the Maidenhead Lease expires.
6.2    As soon as possible and in any event within thirty (30) days from the Completion Date the (“Miami Lease Interim Period”), the Seller shall procure (using all reasonable endeavours) that the Miami Lease is assigned or otherwise transferred from the Strax Americas, Inc, to ZAGG or one of its Affiliates, on terms reasonably acceptable to ZAGG, and during which time the Seller covenants and agrees to fully perform all of the obligations under the Miami Lease, subject to the Buyer indemnifying the Seller in accordance with clause 6.4; provided, that, during the Miami Lease Interim Period Strax Americas, Inc (as landlord) shall sub-licence or otherwise provide office space and full access to ZAGG or one of its Affiliates (as sub-lessee) to the property occupied subject to the Miami Lease; provided, further, that in the event that the Seller uses all reasonable endeavours to, but is unable to, assign or otherwise transfer the Miami Lease to ZAGG or one (1) of its Affiliates during the Miami Lease Interim Period, until the Miami Lease is assigned or otherwise transferred to ZAGG or one of its Affiliates (i) the Seller shall continue to fully perform all of the obligations under the Miami Lease, subject to the Buyer indemnifying the Seller in accordance with clause 6.4 below, (ii) Strax Americas, Inc (as landlord) shall continue to sub-licence or otherwise provide office space and full access to ZAGG or one of its Affiliates (as sub-lessee) to the properties occupied subject to the Miami Lease and (iii) the Seller’s Group shall continue to use all reasonable endeavours to assign or otherwise transfer (on terms reasonably acceptable to ZAGG) the Maidenhead Lease to ZAGG or one of its Affiliates until the earlier of (a) the date the Maidenhead Lease is fully-assigned or otherwise transferred to ZAGG or one of its Affiliates and (b) the date on which the Miami Lease expires.
6.3    All principal rent, other sums and outgoings in respect of the Maidenhead Lease and the Miami Lease are to be apportioned between the Seller and the Buyer as follows: all amounts due or otherwise owed in respect of the Maidenhead Lease and/or the Miami Lease (a) which relate to the period prior to (and including) the Completion Date (the “Pre-Completion Period”) shall be the sole responsibility and obligation of the Seller and (b) which relate to the period after the Completion Date (the “Post-Completion Period”) shall be the sole responsibility by the Buyer.
6.4    (a) The Seller shall indemnify the Buyer and its Affiliates in respect of the payment of all principal, other sums and outgoings due under (or related to) the Maidenhead Lease and the Miami Lease and the performance of all such obligations under the leases relating to the Pre-Completion Period and (b) the Buyer shall indemnify the Seller in respect of the payment of all principal, other sums and outgoings due under (or related to) the Maidenhead Lease and the Miami Lease and the performance of all such obligations under the leases relating to the Post-Completion Period.
7.    Closing balance sheet statement and other financial statements
7.1    On the Business Day prior to the Completion Date, the Seller shall deliver to the Buyer (a) the Closing Balance Sheet Statement setting out the Seller’s good faith estimate of Net Working Capital as of the Effective Time (including the component parts thereof) prepared in accordance with the Management Accounts, prepared on the basis set out in Schedule 5, and (b) a statement setting forth the Seller’s good faith estimate of (i) Cash (determined as of the Effective Time), (ii) Indebtedness (determined as of the Effective Time) and (iii) the unpaid Company Transaction Expenses (determined as of immediately prior to Completion).
7.2    As at Completion, the Seller warrants to the Buyer that (a) the Closing Balance Sheet Statement is true, complete and accurate as at the Effective Time and (b) the amount of Cash, Indebtedness and Company Transaction Expenses set forth in the statement contemplated by clause 7.1(b) reflects the (i) Cash (determined as of the Effective Time), (ii) Indebtedness (determined as of the Effective Time) and (iii) all of the unpaid Company Transaction Expenses (determined as of immediately prior to Completion) (whether due and payable prior to, on or after the Completion Date or otherwise) for which the Company (or following the Completion, the Buyer or any of its Affiliates (including the Company)) is or could be liable in any respect. The Buyer’s sole remedy for this breach of warranty shall be as set out in clause 7.5 (and to the extent applicable, as set out in clause 3.7).
7.3    No later than fifteen (15) days following the Completion Date, the Seller shall deliver to the Buyer a statement containing (a) Seller’s good faith calculation of the Closing Balance Sheet Statement as at the Effective Time and (b) Seller’s good faith calculation of (i) Cash (determined as of the Effective Time), (ii) Indebtedness (determined as of the Effective Time) and (iii) the amount of unpaid Company Transaction Expenses (determined as of immediately prior to Completion). Such statement shall also set out reasonable details concerning Seller’s calculation of the Net Working Capital, Cash, Indebtedness and unpaid Company Transaction Expenses.
7.4    Following the delivery of the statement contemplated by clause 7.3, the Buyer shall have ninety (90) days to review (and, at its election, audit) (a) the Closing Balance Sheet Statement, (b) the statements delivered by the Seller pursuant to clause 7.1(b)

and (c) the statements delivered by the Seller pursuant to clause 7.3. If during or prior to the end of such review period, the Buyer agrees with (i) the Closing Balance Sheet Statement and (ii) the statements delivered by the Seller pursuant to clause 7.1(b), the amounts set forth therein shall be final and binding on the parties. However, if the Buyer during or prior to the end of such review period Buyer does not agree with the amounts set forth in (A) the Closing Balance Sheet Statement and (B) the statements delivered by the Seller pursuant to clause 7.1(b), the Buyer shall provide a written notice of disagreement to the Seller prior to the end of such ninety (90) day period setting forth on a line-item-by-line-item basis the amounts in such statements contemplated by the preceding clauses (A) and/or (B) with which the Buyer disagrees (including reasonable details concerning the basis and calculations for such disagreement); provided that, in the event that the Buyer does not provide such notice of disagreement within such ninety (90) day period, the amounts set forth in such statements shall be final and binding on the parties. In the event that the Buyer provides the notice of disagreement contemplated by the preceding sentence within the applicable ninety (90) day period, and the parties cannot come to mutual agreement with respect to all such disputed amounts within thirty (30) days of Seller’s receipt of such notice of disagreement, such amounts which remain in dispute shall be referred to an Expert for determination in accordance with paragraph 3 of Schedule 6, and such paragraph (including the procedures contemplated therein) shall apply to this clause 7 mutatis mutandis; provided that, if the parties come to an agreement with respect to some or all of the disputed amounts within such thirty (30) day period, such agreed amounts shall be final and binding on the parties.
7.5    Following the final determination (in accordance with clause 7.4) of (a) the Closing Balance Sheet Statement and (b) the statements delivered by the Seller pursuant to clause 7.1(b), if the warranty set out in clause 7.2 is breached (i.e., the Closing Balance Sheet Statement and/or the amount of Cash, Indebtedness and/or Company Transaction Expenses as set forth in the statements delivered to Buyer pursuant to clause 7.1 do not equal the corresponding amounts as finally determined pursuant to clause 7.4), the Seller shall pay an amount to the Buyer within three (3) Business Days of the date of such final determination, on a US Dollar-for-US Dollar basis, equal to the amount by which, without duplication, (a) the actual Net Working Capital, is less than the Net Working Capital included in the Closing Balance Sheet Statement, (b) the absolute value of the amount by which the actual amount of Cash (determined as of the Effective Time) is less than the amount of Cash listed in the statement delivered pursuant to clause 7.1(b), (c) the actual amount of Indebtedness (determined as of the Effective Time) is greater than the amount of Indebtedness listed in the statement delivered pursuant to clause 7.1(b) and/or (d) the actual amount of Company Transaction Expenses (determined as of immediately prior to the Completion) is greater than the amount of Company Transaction Expenses listed in the statement delivered pursuant to clause 7.1(b) and, in each case, any such payment shall be an adjustment to the Purchase Price; provided that, no payment shall be made to the Buyer pursuant to this clause 7.5 unless the aggregate amount of the adjustments contemplated by the preceding clauses (a) through (d) is greater than US$250,000, in which case Buyer shall be entitled to all amounts of such adjustment in excess of US$250,000; provided, further that, in the event such adjustment is equal to or greater than US$250,000, Buyer shall be entitled all amounts of such adjustment (including such US$250,000 amount).
7.6    Following the final determination (in accordance with clause 7.4) of (a) the Closing Balance Sheet Statement and (b) the statements delivered by the Seller pursuant to clause 7.1(b), if (i) the actual Net Working Capital is greater than the Net Working Capital included in the Closing Balance Sheet Statement, (ii) the actual amount of Cash (determined as of the Effective Time) is greater than the amount of Cash listed in the statement delivered pursuant to clause 7.1(b), (iii) the absolute value of the amount by which the actual amount of Indebtedness (determined as of the Effective Time) is less than the amount of Indebtedness listed in the statement delivered pursuant to clause 7.1(b) and/or (iv) the absolute value of the amount by which the actual amount of Company Transaction Expenses (determined as of immediately prior to the Completion) is less than the amount of Company Transaction Expenses listed in the statement delivered pursuant to clause 7.1(b), then, in each case, the Buyer shall pay to the Seller within three (3) Business Days of the date of such final determination, on a US Dollar-for-US Dollar basis, an amount equal to the aggregate amount of the adjustments contemplated by the preceding clauses (a) through (d) (in accordance with clause 3.4) and any such payment shall be an adjustment to the Purchase Price; provided that, no payment shall be made to the Seller pursuant to this clause 7.6 unless the aggregate amount of the adjustments contemplated by the preceding clauses (a) through (d) is greater than US$250,000, in which case Seller shall be entitled to all amounts of such adjustment in excess of US$250,000; ; provided, further that, in the event such adjustment is equal to or greater than US$250,000, Seller shall be entitled all amounts of such adjustment (including such US$250,000 amount).
8.    Audited 2018 Accounts and Adjustment of Purchase Price
8.1    Following the end of Financial Year 2018, the parties hereto shall procure that the Audited 2018 Accounts and Aggregated Net Sales Statement are prepared and agreed or determined (as the case may be) in accordance with Schedule 6.
8.2    The applicable following payment shall be made on the Adjustment Date following the final agreement or determination of the Actual 2018 Net Sales:

(a)
if the Actual 2018 Net Sales exceeds the Estimated 2018 Net Sales, the Buyer shall pay to the Seller an amount in US Dollars equal to such excess, which shall be satisfied in accordance with clause 8.3(a); or

(b)
if the Actual 2018 Net Sales are less than the Estimated 2018 Net Sales, Buyer’s (and ZAGG’s) obligations with respect to the Adjustment Holdback Shares, and if applicable, Seller’s obligation to pay to the Buyer the amount in US Dollars equal to the aggregate amount of such shortfall, shall be adjusted or satisfied, as applicable, in accordance with clause 8.3(b).

8.3    Any payment or repayment to be made under clause 8.2 shall be made on the Adjustment Date and:

(a)	if to the Seller, in accordance with clause 3.4; and

(b)
if to the Buyer, at the election of the Seller, either by (i) the Seller making a cash payment to the Buyer of an amount equal to the full amount of such shortfall, or (ii) ZAGG’s obligation to issue Adjustment Holdback Shares under this agreement being reduced by the full amount of such shortfall (the value of such Adjustment Holdback Shares to be calculated by reference to the Original Issue Price); provided that, in the event that this clause 8.3(b)(ii) applies, and the Adjustment Holdback Shares subject to reduction by this clause 8.3(b)(ii) do not satisfy the full amount of such shortfall, in addition to the reduction contemplated above, the Seller shall also promptly pay to the Buyer in US Dollars on the Adjustment Date the remaining amount of such shortfall (taking into account the value of the Adjustment Holdback Share reduction contemplated by this clause 8.3(b)(ii)).

9.    Consideration Shares And Indemnification Holdback Cash
9.1    If, on the Adjustment Date, the Actual 2018 Net Sales are the same as or greater than the Estimated 2018 Net Sales, ZAGG shall as promptly as reasonably practicable (but in any event within five (5) trading days in which markets in the United States are open and trading) issue all of the Adjustment Holdback Shares to the Seller.
9.2    If, on the Adjustment Date, the Actual 2018 Net Sales are less than the Estimated 2018 Net Sales, as contemplated by clause 8.3(b) above, (i) ZAGG’s obligation to issue the Adjustment Holdback Shares to the Seller shall be reduced by the amount of such shortfall (calculated by reference to the Original Issue Price) and the balance of the Adjustment Holdback Shares shall be issued to the Seller within five (5) calendar days, and (ii) to the extent there is a reduction pursuant to the preceding clause (i)

which is equal to the full amount of the Adjustment Holdback Shares, and such reduction does not satisfy the full amount of such shortfall, the Buyer shall also be entitled to the additional payments in US Dollars contemplated by the proviso in clause 8.3(b).
9.3    If a Relevant Claim has been notified by the Buyer to the Seller prior to the Indemnification Holdback Release Date, the Indemnification Holdback Shares shall not be issued and the Indemnification Holdback Cash shall not be released, in each case, to the Seller, otherwise than in accordance with the remaining provisions of this clause 9.
9.4    If there is no Relevant Claim that is outstanding and which has not been fully resolved as of the Indemnification Holdback Release Date, (i) ZAGG shall issue the Indemnification Holdback Shares to the Seller as promptly as reasonably practicable (but in any event within five (5) trading days in which markets in the United States are open and trading) and (ii) Buyer shall promptly pay, or shall cause the payment of, an amount equal to the Indemnification Holdback Cash to the Seller.
9.5    If there is a Relevant Claim on or prior to the Indemnification Holdback Release Date then, to the extent that the Due Amount is lower than the sum of (i) the Value of the Indemnification Holdback Shares and (ii) the Indemnification Holdback Cash, (a) the number of Indemnification Holdback Shares that represent the excess shall be issued by ZAGG to the Seller as promptly as reasonably practicable (but in any event within five (5) calendar days) and (b) in the event that such excess exceeds the Value of the Indemnification Holdback Shares, the Buyer shall promptly pay to the Seller out of the Indemnification Holdback Cash the remainder of such excess, in each case, so long as (and only in the event that) all other Relevant Claims have been fully resolved and no payments or obligations with respect thereto remain outstanding at the Indemnification Holdback Release Date. If the Due Amount exceeds the sum of (I) the Value of the Indemnification Holdback Shares and (II) the Indemnification Holdback Cash, (A) ZAGG’s obligation to issue the Indemnification Holdback Shares and (B) Buyer’s obligation to pay the Indemnification Holdback Cash shall, in each case, terminate in full or partial (as the case may be) satisfaction of that settled Relevant Claim. Upon all Relevant Claims being settled, (x) the outstanding Indemnification Holdback Shares to be issued, if any, shall be issued by ZAGG to the Seller as promptly as reasonably practicable (but in any event within five (5) calendar days) and (y) Buyer shall promptly pay, or shall cause the payment of, an amount equal to the remaining portion of the Indemnification Holdback Cash, if any, to the Seller.
9.6    The Seller may elect in its sole discretion to settle the Due Amount in full by way of cash payment instead of reducing the number of Indemnification Holdback Shares to be issued by ZAGG to the Seller in accordance with clause 9.5 above.
9.7    A Relevant Claim shall be deemed settled and fully resolved for the purposes of this clause 9 if, and only if:

(a)	the Seller and the Buyer so agree in writing; or

(b)
the Relevant Claim has been finally adjudicated in accordance with the dispute resolution procedure set out in clause 31.2, and no right of appeal lies in respect thereof, or from whose judgment the Buyer or the Seller (as the case may be) are debarred by passage of time or otherwise from making an appeal; or

(c)	the Buyer has confirmed in writing to the Seller that the Relevant Claim has been unconditionally withdrawn or abandoned.
9.8    In respect of a Tax Claim, the Buyer may, in its absolute discretion, elect to treat such claim as if it is or is not a Relevant Claim for the purposes of this clause 9 and shall inform the Seller in writing of such election at the same time as serving written notice of such Tax Claim on the Seller. If no such election is made by the Buyer at the time it serves written notice of such Tax Claim on the Seller, such Tax Claim shall be treated as if it is a Relevant Claim for the purposes of this clause 9 until such time as the Buyer notifies the Seller in writing that such Tax Claim is not to be treated as a Relevant Claim for the purposes of this clause 9. For the avoidance of doubt, whether or not the Buyer makes an election under this clause 9.8 (and whatever that election may be), the Buyer may pursue the Seller directly in respect of such Tax Claim under the Tax Warranties and/or the Tax Covenant (as the case may be) and nothing in this clause 9.8 shall preclude any rights that the Buyer may have in respect of such Tax Claim whether arising out of this agreement or otherwise.
9.9    For the avoidance of doubt, in the event that the Buyer and its Affiliates obligations to issue Indemnification Holdback Shares and/or pay the Indemnification Holdback Cash have been fully reduced or set-off against sue to Seller’s (or its Affiliates’) indemnification obligations under this Agreement with respect to Relevant Claims or otherwise, the Buyer and its Affiliates may pursue the Seller and its Affiliates directly for indemnification, in accordance with Schedule 8. For the avoidance of doubt, this clause 9 shall not be interpreted to limit in any way Buyer’s or its Affiliates’ rights under this Agreement.
9.10    In the event that during any minimum purchase obligation period, as contemplated by the New D30 Licence, ZAGG has met its obligations with respect to the minimum purchase requirements for such period as set out in the New D30 Licence (or any amended version thereof), ZAGG shall be obligated to purchase any additional D30 Materials that ZAGG requires for the remainder of such minimum purchase period for production of Gear4 Products from the Seller (or the Seller’s Affiliate) at the cost price set forth in the New D30 Licence until the end of such minimum purchase period. Notwithstanding the foregoing, ZAGG shall only be required to meet its purchase obligations for D30 Materials (including, for the avoidance of doubt, holograms) contemplated by the previous sentence to the extent that such D30 Materials are of reasonably satisfactory quality to ZAGG following a customary industry quality inspection of such D30 Materials by (or on behalf of) ZAGG to ensure such D30 Materials are entirely usable in production to create Gear4 finished goods of saleable quality.
10.    Warranties
10.1    Subject to the limitations and qualifications set out in clause 11, the Seller represents and warrants to the Buyer that except as Disclosed, each Warranty is true, correct, accurate and not misleading on the date of this agreement.
10.2    If any Warranty is breached or proves to be untrue, misleading or otherwise inaccurate, the Seller shall pay to the Buyer on demand any and all Losses incurred by the Buyer or the Company or any of their respective Affiliates as a result of such breach or inaccuracy of the Warranty.
10.3    Warranties qualified by the expression “so far as the Seller is aware” or any similar expression are deemed to be given to the best of the knowledge, information and belief of the Seller after it (as well as each of the individuals listed immediately below has made due and careful enquiries of their respective direct reports) has made due and careful enquiries of:

(a)	Gudmundur Palmason;

(b)	Tim Smart;

(c)	James Myring;

(d)	Johan Heijbel;

(e)	Andreas Lehr; and

(f)	Ingvi Tomasson.
10.4    Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

10.5    The Seller acknowledges that the Buyer is entering into this agreement on the basis of and in express reliance on the Warranties.
10.6    The Warranties are given subject to matters Disclosed in this agreement or in the Disclosure Letter.
10.7    The Seller waives and shall procure that all members of the Seller’s Group shall waive any rights and remedies they may have against the Buyer, the Company (following Completion) and any of their respective Affiliates or any of their respective present or former employees, directors or officers with respect to claims, suits or causes of action arising out of any information, opinion or advice supplied or given (or omitted to be supplied or given) by such employees, directors or officers in connection with the Transaction other than in the case of actual fraud and agrees that no such rights or remedies shall constitute a defence to any claim by the Buyer under this agreement.
11.    Limitations on claims
11.1    The provisions of Schedule 8 shall, to the extent set out therein, apply in relation to Claims and shall in particular limit the liability of the Seller in respect of Claims.
12.    Restrictions on Seller
12.1    In this clause, the following words and expressions shall have the following meanings:
“Restricted Business”:
(a) the design, development, marketing, manufacture, sale or resale of any new Strax-owned brands for smartphone and/or tablet cases or covers, and screen protection products, manufactured with any material or technology whose enhanced shock absorption characteristics are similar to any of the D30 Materials; (provided that, “Restricted Business” shall not include the design, development, marketing, manufacture or sale of the following brands of Seller and its Affiliates: (i) XQISIT, (ii) Thor, (iii) Adidas (iv) Bugatti (collectively, the “Strax House Brands”) provided that each such Strax House Brand may not (i) be re-marketed as enhanced protective products similar to or comparable with products containing D30 or other similar materials nor (ii) create (or license from a third party) an impact protection trademark to co-market with that Strax House Brand; and
(b) the distribution by the Seller and its Affiliates of current and future products developed by or under the brands on the “Black List” set forth on Annex B attached hereto and any new brands entering the market with products containing material similar to any of the D3O Materials.
“Restricted Period”: the period commencing on the Completion Date and ending on the earlier of (i) the thirty-six (36) month anniversary of the Completion Date and (ii) the termination of the Amended Distribution Agreement.
“Restricted Person”: any person, including any employee, contractor or other service provider, who is at Completion or who has been at any time during the period of twelve (12) months immediately preceding the Completion Date, employed or directly or indirectly engaged by the Company or any of its Affiliates (but, in the case of any such Affiliate, only to the extent such person's work or employment is related to the Business) in an executive, managerial, brand design or technical role.
“Restricted Territory”: US, Canada, France, Switzerland, UK and Germany.

12.2    Subject to clauses 12.5 and 12.6, the Seller covenants that it shall not, and shall cause its Affiliates and its and their respective directors, officers and employees (in their capacities as such) to not, at any time during the Restricted Period within the Restricted Territory, carry on or be engaged, or directly or indirectly interested in, or in any way assist (including being or becoming a member, stockholder, owner, agent, representative, contractor, consultant, advisor or manager of, or to, or otherwise acquiring or holding any interest in, or participating in or facilitating the financing, operation, management or control of, or developing, directly or indirectly, any other Person engaged in, conducting or planning to engage in or conducting a Restricted Business (or any aspect thereof)).
12.3    Subject to clauses 12.5 and 12.6, the Seller (on behalf of itself and the other members of the Seller’s Group) covenants that it shall not, and shall ensure that its Affiliates and its and their respective directors, officers and employees shall not (in their capacities as such), directly or indirectly (whether personally or through any other Person):

(a)	at any time during the Restricted Period within the Restricted Territory:

(i)
encourage, induce, attempt to induce, recruit, solicit, attempt to solicit, offer employment to, enter into a contract for the services of, or otherwise entice or attempt to entice away or take any other action (including the hiring of such person) that is intended to induce or encourage any Restricted Person to leave or reduce his or her employment or service with the Company or any of its Affiliates or the Business; or

(ii)	procure or facilitate the making of any such offer or attempt by any other Person in relation to a Restricted Person,
(provided that the foregoing shall not apply where such Restricted Person, on his or her own initiative and without direct or indirect approach or solicitation by (or on behalf of) any member of the Seller’s Group, applies for a vacancy advertised by the Seller, but only so long as no member of the Seller’s Group has directly or indirectly otherwise breached this clause 12.3(a) in any respect); or

(b)	at any time after Completion, use in the course of any trade or business or attempt to register:

(i)
the words “Gear4” or any trade mark or service mark, business or domain name, design or logo which, at Completion, is, was or had been used by the Company in connection with the Business save for the “Streetparty” and “Houseparty” trademarks which are carved out from the Transaction (“Transferred Marks”);

(ii)	any trade mark or service mark, business or domain name, design or logo which incorporates any of the Transferred Marks; or

(iii)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with any of the Transferred Marks; or

(c)	any time after Completion, present itself or permit itself to be presented as:

(i)	connected in any capacity with the Company or any of its Affiliates beyond being an authorised distributor of the Company’s products; or

(ii)	interested or concerned in any way in the Sale Shares (or any of them); or

(d)	at any time after Completion, do or say anything which is reasonably likely to be harmful to the reputation of the Company or any of its Affiliates, including:

(i)
personally or through any other Person, encouraging, inducing, attempting to induce, soliciting, attempting to solicit or taking any other action that is intended to induce or encourage any customer, supplier, vendor or other Person with a material business relationship with the Buyer, the Company or any of their respective Affiliates to terminate, reduce or otherwise modify in any adverse respect such business relationship and/or related activities; or

(ii)
Disparaging the Buyer, the Company or any of their respective Affiliates, including with respect to their respective businesses, operations, or any of the services, technologies or practices offered by any of them, or any of the directors, officers, employees, agents, representatives or stockholders of the foregoing, either orally or in writing.

12.4    The covenants in clauses 12.2 and 12.3 above are intended for the benefit of, and shall be enforceable by each of the Buyer and the Company and apply to actions carried out by the Seller and the other members of the Seller’s Group (and any other Person to whom they apply) in any capacity (including as shareholder, partner, director, principal, consultant, officer, employee, agent or otherwise) and whether directly or indirectly, on the Seller's own behalf or on behalf of, or jointly with, any other Person.
12.5    Nothing in clauses 12.2 and 12.3 shall prevent the Seller (or any member of the Seller’s Group) from carrying out any of the following activities:

(a)
continuing to be an authorised distributor for Gear4 Products pursuant to any existing or new distribution agreement entered into with either ZAGG or the Company which expressly permits such actions (which otherwise would be prohibited or restricted by this agreement) to be taken by a member of the Seller’s Group; or

(b)	any of the activities set out in clauses 12.2 and 12.3 if it has received the written consent of ZAGG to do so, which consent shall be in ZAGG’s sole discretion.
12.6    Nothing in clauses 12.2 and 12.3 shall prevent the Seller from holding for investment purposes only:

(a)	not more than one percent (1%), in the aggregate, of any class of shares or securities of any company traded on a recognised public investment exchange.
12.7    Each of the covenants in clauses 12.2 and 12.3 are separate undertakings and shall be enforceable by the Buyer and the Company separately and independently of their rights to enforce any one (1) or more of the covenants contained in those clauses.
12.8    The parties hereto acknowledge that the Seller has confidential information relating to the Business and that the Buyer is entitled to protect the goodwill of the Business as a result of buying the Sale Shares. Accordingly, each of the covenants in clauses 12.2 and 12.3 is considered fair and reasonable by the parties.
12.9    The consideration for the covenants contained in clauses 12.2 and 12.3 is included in the Purchase Price.
12.10    The Seller agrees that the undertakings contained in this clause 12 are reasonable and necessary for the protection of the Buyer’s legitimate interests in the goodwill of the Company and the Business and shall be construed as separate and independent undertakings. If any such undertaking is held to be void or unenforceable, the validity of the remaining undertakings shall not be affected in any respect. If any such undertaking is found to be void or unenforceable but would be valid and enforceable if some part or parts of the undertaking were deleted, such undertaking shall apply with such modification as may be necessary to make it valid and enforceable.
12.11    Without prejudice to clause 12.10 above, if any undertaking in this clause 12 is found by any court or other competent authority to be void or unenforceable the parties hereto shall negotiate in good faith to replace such void or unenforceable undertaking with a valid provision which, as far as possible, has the same commercial effect as the provision which it replaces.
13.    Guarantee
13.1    In consideration of the Seller entering into this agreement, ZAGG guarantees to the Seller the due and punctual payment by the Buyer of all the Guaranteed Obligations if and when they become due under this agreement.
13.2    If the Buyer defaults in the payment when due of any Guaranteed Obligation, ZAGG shall, promptly on demand by the Seller, pay that amount to the Seller in the manner prescribed by this agreement, as if it were the Buyer.
14.    Confidentiality and announcements
14.1    Subject to the terms of this clause 14, the Seller (on behalf of itself and the other members of the Seller’s Group) undertakes to each of the Buyer and the Company that, following Completion, it shall (and shall cause its Representatives (and shall direct its advisers, counsel, accountants, consultants, representatives and other agents) to):

(a)
keep confidential the terms of this agreement and the other Transaction Documents and all non-public, proprietary or confidential information or trade secrets concerning (or related to) the business, operations, affairs, customers, clients or suppliers of the Company or any member of the Buyer's Group;

(b)	not disclose any of the information referred to in clause 14.1(a) in whole or in part to any Person, except as expressly permitted by this clause 14; and

(c)
not make any use of any of the information referred to in clause 14.1(a), other than to the extent necessary for the purpose of exercising or performing its rights and obligations under this agreement.

14.2    Subject to the terms of this clause 14, the Buyer undertakes to the Seller that, following Completion, it shall (and direct cause its Representatives (and shall direct its advisers, counsel, accountants, consultants, representatives and other agents) to):

(a)
keep confidential the terms of this agreement and the other Transaction Documents and all non-public, proprietary or confidential information or trade secrets concerning (or related to)_the business, operations, affairs, customers, clients or suppliers of any member of the Seller’s Group (which for the avoidance of doubt, shall not include the Company or information or trade secrets concerning (or related to) the Business);

(b)	not disclose any of the information referred in clause 14.2(a) in whole or in part to any Person, except as expressly permitted by this clause 14; and

(c)
not make any use of any of the information referred to in clause 14.2(a), other than to the extent necessary for the purpose of exercising or performing its rights and obligations under this agreement.

14.3    Notwithstanding any other provision of this agreement, no party hereto shall be obliged to keep confidential or to restrict its use of any information that:

(a)	is or becomes generally available to the public (other than as a result of its disclosure by the applicable receiving party); or

(b)
was, is or becomes available to the receiving party on a non-confidential basis from a Person who, to the receiving party's knowledge, is not bound, after reasonable inquiry, by a confidentiality agreement with the disclosing party or otherwise prohibited from disclosing the information to the receiving party.

14.4    Any party hereto may disclose any information that it is otherwise required to keep confidential under this clause 14:

(a)
to those of its employees, officers, consultants, representatives or advisers (or those of any member of its Group) who need to know such information to enable them to advise on this agreement, the other Transaction Documents or to facilitate the Transaction; provided that the party making the disclosure informs the recipient of the confidential nature of the information before disclosure and procures that each recipient shall, in relation to any such information disclosed to such recipient, comply with the obligations set out in this clause 14 as if such recipient were that party. The party making a disclosure under this shall, at all times, be liable for the failure of its recipients to comply with the obligations set out in this clause 14;

(b)
in the case of the Buyer only, and subject to clause 17 to a proposed transferee of some or all of the Sale Shares or some or all of the assets of the Company or the assets otherwise used in connection with the Business for the purpose of enabling the proposed transferee to evaluate such proposed transfer; or

(c)
in the case of the Buyer only, to its funders, potential investors, Affiliates (including ZAGG) and their respective advisers, employees, officers, representatives or consultants in connection with the financing of the Transaction; or

(d)	to the extent that the disclosure is required:

(i)	by the Laws of any jurisdiction to which that party is subject;

(ii)
by an order of any court, or any regulatory, judicial, governmental or similar body, or any Tax Authority or securities exchange, in each case, of competent jurisdiction which exercises valid authority over the disclosing party, including, for the avoidance of doubt, the NASDAQ and the ORX; or

(iii)	to make any filing with, or obtain any authorisation from, a regulatory, governmental or similar body, or any Tax Authority or securities exchange of competent jurisdiction; or

(iv)	under any arrangement in place under which negotiations relating to terms and conditions of employment are conducted; or

(v)	to protect that party's interest in any legal proceedings,
PROVIDED that, in each case (and to the extent it is legally permitted to do so), the party making the disclosure gives the other party as much notice of such disclosure as possible and, where notice of disclosure is not prohibited and is given in accordance with this clause, it takes into account the reasonable requests of the other party in relation to the content of such disclosure.
14.5    Subject to clause 14.6, no party (or any member of its Group) shall make, or permit any Person to make, any public announcement, communication or circular (each, an “announcement”) concerning this agreement or the Transaction other than required by any applicable Law or securities exchange of competent jurisdiction including, for the avoidance of doubt, the NASDAQ and the ORX, without the prior written consent of the non-disclosing party (such consent not to be unreasonably withheld, conditioned or delayed).

14.6    The parties shall each issue a press release which has been reviewed and approved by the other party (and shall coordinate and mutually agree on the timing of the release thereof).
15.    Other Post-Completion Obligations of the Seller’s Group
15.1    Except as expressly contemplated by the Amended Distribution Agreement, the Seller (on behalf of itself and the other members of the Seller’s Group) undertakes to the Buyer to procure that, as soon as reasonably practicable after the Completion Date, and in any event within thirty (30) days therefrom, the Seller shall cause the members of the Seller’s Group to remove, permanently obliterate, cover or otherwise stop using or displaying all Excluded Names in or on any products, publications, marketing materials, brochures or any other asset or medium.
15.2    The Buyer shall ensure that as soon as reasonably practicable after the Completion Date, and in any event within thirty (30) days therefrom, the Seller and any of its Affiliates are released from all Third Party Guarantees given by any of them in respect of obligations of the Company or any member of the Seller’s Group in respect of the Business (except to the extent such Third Party Guarantee is required in connection with the services provided under the TSA, in which case the Buyer shall ensure such release within thirty (30) days from termination of such services). Pending release of any such Third Party Guarantee, the Buyer shall indemnify the Seller and each of their respective Affiliates on demand against all Losses arising after Completion under or by reason of any such Third Party Guarantee.
15.3    As soon as possible after Completion the Seller shall send to the Buyer (at the Buyer’s registered office) all records, correspondence, documents, files, memoranda and other papers relating to the Company not required to be delivered at Completion and which are not kept at any of the properties acquired at Completion or in the control of the Company’s auditors or advisers.
15.4    From Completion, the Seller shall ensure that all insurance policies which are in force at Completion continue in force on the same terms where they provide cover in relation to the carrying on of the Company’s business before Completion or any matter occurring in relation to the Company before Completion and under their respective terms, claims can still be made or pursued after Completion, and Seller shall ensure that the Company shall have the benefit of (including the ability to bring claims under) such insurance policies following the Completion Date. Additionally, the Seller shall ensure that each member of the Seller’s Group takes all steps as the Buyer reasonably requires to pursue any claims notified by the Company to the relevant insurers on or before the second (2nd) anniversary of Completion, including giving notice of the claim to the insurer at the request of the Buyer, or to assist the Buyer, the Company and their respective Affiliates in making any claim, and shall promptly (but in any event within three (3) Business Days of receipt of any such funds) pay to the Buyer any proceeds actually received under such insurance policies.
15.5    Within thirty (30) days of Completion, the Buyer shall procure that the bought and sold notes and the instrument of transfer in respect of the same are filed for stamping with the Hong Kong Stamp Duty Office.
15.6    For a period of three (3) months from Completion, the Buyer shall procure that the Seller may have access, on an ad hoc basis, to the Employees for the purpose of retrieving key information regarding such business (e.g. to facilitate the handover of customer relationships), provided that such access is at times convenient to the Buyer and does not unreasonably interfere with the fulfilment of the Employees’ ordinary duties in the course of their employment in the Business.
15.7    To the extent the Buyer or one or more of its Affiliates (including the Company) has made payments to third parties with respect to accounts payable of the Company or the Seller and its other Affiliates (but only to the extent related to the Business) relating to the Pre-Completion Period in excess of US$2,351,878, in the aggregate (the “Accounts Payable Threshold”), the Seller undertakes to pay (or to cause one or more of its Affiliates to pay) promptly (but in any event within three (3) days of the Seller’s receipt of a notice from either the applicable third party or Buyer or one of its Affiliates to make such payment) all amounts which are payable by the Seller or any of its Affiliates (including the Company) in respect of the accounts payable of (or related to) the Business relating to the Pre-Completion Period in excess of the Accounts Payable Threshold; provided that, in the event that the Seller (or one of its Affiliates) does not make timely payment of such amounts in accordance with this clause 15.7, ZAGG may set off such amounts, on ten (10) days’ prior notice, against the corresponding number of Consideration Shares (determined based on the Original Issue Price) to be issued by ZAGG under the terms of this agreement having an equal value to such unpaid amounts, and accordingly the obligations of ZAGG under this agreement with respect to the issuance of Adjustment Holdback Shares and/or Indemnification Holdback Shares, as applicable, shall be accordingly reduced.
16.    Further assurance
16.1    The Seller shall, and shall cause each of the members of its Group to (in each case, at the Seller’s own sole cost and expense), promptly execute and deliver such documents and perform such acts as the Buyer may require from time to time for the purpose of giving full effect to (and to secure for the Buyer the full benefit of the rights, powers and remedies conferred upon it under) this agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.
16.2    Without limiting the generality of clause 16.1, from and after the Completion Date, the Seller shall promptly remit (but in any event within twenty (20) days of, as applicable, (a) Buyer’s notice to Seller regarding any such Acquired Asset (as defined in the Asset Transfer Agreement) or (b) Seller’s awareness or receipt, as applicable, of such non-transferred Acquired Asset) to the Buyer any and all assets that are (or were) primarily used, or held for use, in, or otherwise necessary for, the ownership, leasing, licensing, operation or maintenance for (or otherwise relating to), the Business (which therefore constituted Acquired Assets under the Asset Transfer Agreement) which were not (or were improperly) transferred to the Company pursuant to the Asset Transfer Agreement other than assets relating to the customer relationships, Distribution Agreement, or required by the Seller’s Group for the purposes of the Transitional Services Agreement, (including any funds or other payments that relate to the Business during the Pre-Completion Period that are received by the Seller or any of its Affiliates following the Completion Date). The Seller shall indemnify and promptly reimburse the Buyer and any of its Affiliates (including the Company) for any Loss incurred by the Buyer and any of its Affiliates (including the Company) which relate to the failure of any such asset to have been properly and completely transferred to the Company prior to Completion pursuant to the Asset Transfer Agreement.
17.    Assignment
17.1    Subject to the further provisions of this clause 17, no party hereto shall assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any or all of its rights and obligations under this agreement (or any other document referred to in it (including each of the other Transaction Documents)), without the prior written consent of the other party hereto.
17.2    Each party confirms it is acting on its own behalf and not for the benefit of any other Person.
17.3    Notwithstanding anything contained in this agreement to the contrary, the Buyer may assign or transfer, without any prior notice, consent or other obligation to any other Person, its rights (but not its obligations) under this agreement (or any document referred to in this agreement (including the other Transaction Documents)) to (a) another member of its Group for so long as such Person remains a member of the Buyer's Group, (b) to any successor company following a merger or involving the Buyer, (c) any third party which is the legal and/or beneficial owner from time to time of any or all of the Sale Shares or the assets of any of the Buyer’s Group or (d) any bank or financial institution lending money or making other banking facilities available to the Buyer or any member of its Group.
17.4    If there is an assignment or transfer of the Buyer's rights in accordance with clause 17.3:

(a)	the Seller (and the other members of the Seller’s Group) may discharge its obligations under this agreement to the Buyer until they receive notice of the assignment or transfer; and

(b)
the assignee may enforce this agreement as if it were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement to the extent not performed by the assignee in accordance with the terms of this agreement.

18.    Entire agreement
18.1    This agreement and the other Transaction Documents, together with the documents referred to herein and therein (including the schedules hereto and thereto), constitute the entire agreement between the parties hereto and supersede and extinguish all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties and understandings between them, whether written or oral, relating to the subject matter hereof or thereof.
18.2    If there is any conflict between the terms of this agreement and any other agreement (including any of the other Transaction Documents), this agreement shall prevail (as between the parties to this agreement and as between any members of the Seller’s Group and any members of the Buyer’s Group) unless:

(a)	such other agreement expressly states that it overrides this agreement in the relevant respect; and

(b)
the Seller and the Buyer (or their respective Affiliates) are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this agreement in that respect.

19.    Variation and waiver
19.1    No variation of this agreement shall be effective unless it is in writing and signed by the parties hereto (or their respective authorised Representatives).
19.2    A waiver of any right or remedy under this agreement or by law is only effective if it is given in writing and is signed by the Person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.
19.3    A failure or delay by any Person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy.
19.4    No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.
19.5    A party that waives a right or remedy provided under this agreement or by law in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.
20.    Costs
Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement (and any documents referred to in it).
21.    Payments
All sums payable by the Seller under this agreement shall be paid free and clear of all deductions or withholdings (including for or on account of Tax) unless the deduction or withholding is required by applicable Law, in which event or in the event that the Buyer shall incur any liability for Tax in respect of such payment, the Seller shall (other than in respect of interest paid pursuant to clause 23) pay such additional amounts as shall be required to ensure that the net amount received and retained by the Buyer (after Tax) will equal the full amount which would have been received and retained by Buyer had no such deduction or withholding been required to be made and/or no such liability to Tax been incurred.
22.    Notices
22.1    For the purposes of this clause 22, but subject to clause 22.7, notice includes any other customary and commercially reasonable form of communication not expressly contemplated by this clause 22.
22.2    A notice given to a party hereto under or in connection with this agreement:

(a)	shall be in writing and in English (or be accompanied by an accurate translation into English);

(b)	shall be signed by or on behalf of the party giving it;

(c)
shall be sent to the relevant party for the attention of the contact and to the address or email address specified in clause 22.3, or such other address, email address or Person as that party may notify to the other parties in accordance with the provisions of this clause 22;

(d)	shall be:

i.	delivered by hand;

ii.	sent by email (signed PDF, JPEG or other agreed format);

iii.	sent by pre-paid first class post, recorded delivery or special delivery; or

iv.	sent by airmail or by reputable international overnight courier (if the notice is to be served by post to an address outside the country from which it is sent); and

(e)	unless proved otherwise is deemed received as set out in clause 22.5.
22.3    The addresses and email addresses for service of notices on the Seller and the Buyer are:

(a)	Seller

i.	address: Belgische Allee 52-54, 53842 Troisdorf, Germany

ii.	for the attention of: Gudmundur Palmason

iii.	email: gudmundur.palmason@strax.com
with a copy to (which shall not constitute notice):
LOGOS    (for the attention of Ann Grewar/Edward Dowler)

Address:	Paternoster House, 65 St Paul’s Churchyard, London EC4M 8AB

Email:	ann.grewar@logoslegalservices.com; edward.dowler@logoslegalservices.com;

(b)	Buyer

i.	Addressee: ZAGG Inc

ii.	address: 910 West Legacy Center Way, Suite 500, Midvale, Utah 84047

iii.	for the attention of: Abby Barraclough; Chris Ahern

iv.	email: abby.barraclough@zagg.com; chris.ahern@zagg.com
with a copy to (which shall not constitute notice):

v.	Addressee: Latham & Watkins LLP

vi.	address: 10250 Constellation Blvd. Suite, 1100, Los Angeles, California 90067

vii.	for the attention of: Steven Stokdyk

viii.	email: steven.stokdyk@lw.com
22.4    A party hereto may change its details for service of notices as specified in clause 22.3 by giving notice to each of the other parties hereto. Any change notified pursuant to this clause shall take effect at 9.00 am on the later of:

(a)	the date (if any) specified in the notice as the effective date for the change; or

(b)	five (5) Business Days after deemed receipt of the notice of change.
22.5    Delivery of a notice is deemed to have taken place (provided that all other requirements in this clause have been satisfied):

(a)	if delivered by hand, on signature of a delivery receipt;

(b)	if sent by email, at the time of transmission;

(c)	if sent by pre-paid first class post, recorded delivery or special delivery to an address in the UK, at 9.00 am on the second (2nd) Business Day after posting;

(d)	if sent by pre-paid airmail to an address outside the country from which it is sent, at 9.00 am on the fifth (5th) Business Day after posting;

(e)	if sent by reputable international overnight courier to an address outside the country from which it is sent, on signature of a delivery receipt or at the time the notice is left at the address; or

(f)
if deemed receipt under the previous paragraphs of this clause 22.5 would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt), at 9.000 am on the day when business next starts in the place of deemed receipt. For the purposes of this clause 22, all references to time are to local time in the place of deemed receipt.

22.6    To prove service, it is sufficient to prove that:

(a)	if delivered by hand or by reputable international overnight courier, the notice was delivered to the correct address;

(b)	if sent by email, a transmission report was received confirming that the notice was successfully transmitted to the correct email address; or

(c)	if sent by post or by airmail, the envelope containing the notice was properly addressed, paid for and posted.
22.7    This clause 22 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

23.    Interest
If a party hereto fails to make any payment due to any other party under this agreement by the due date for payment, then the defaulting party shall pay interest on the overdue amount at the rate of two percent (2%) per annum above Barclays Bank PLC's base rate from time to time. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The defaulting party shall pay the interest together with the overdue amount.
24.    Severance
If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.
25.    Agreement survives Completion
This agreement (other than obligations that have already been fully performed at Completion) remains in full force after Completion.
26.    Third party rights
26.1    Except as expressly provided in clause 26.2 a Person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.
26.2    The following provisions are intended to benefit any Person to whom assignment is permitted pursuant to clause 17.3 and shall be enforceable by each of them to the fullest extent permitted by law:

(a)	clause 10 and Schedule 3 (subject to clause 11);

(b)	clause 12;

(c)	clause 14;

(d)	clause 15;

(e)	clause 16; and

(f)	clause 24.
26.3    The rights of the parties hereto to mutually agree to any variation, waiver or settlement under this agreement are not subject to the consent of any other Person.
27.    Successors
This agreement (and the documents referred to in it) are made for the benefit of the parties hereto and their respective successors and permitted assigns, and the rights and obligations of the parties under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.
28.    Counterparts
28.1    This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute one agreement.

28.2    No counterpart shall be effective until each party hereto has executed at least one (1) counterpart.
28.3    Transmission of an executed counterpart of this agreement (but for the avoidance of doubt not just a signature page) by email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this agreement. If either method of delivery is adopted, without prejudice to the validity of the agreement thus made, each party hereto shall provide the others with the original of such counterpart as soon as reasonably possible thereafter.
29.    Rights and remedies
The rights, powers, privileges and remedies provided under this agreement are in addition to, and not exclusive of, any rights, powers, privileges or remedies provided by Law.
30.    General Release
30.1    Contingent upon and subject to Completion, the Seller, on behalf of itself and the other members of the Seller’s Group, hereby irrevocably, unconditionally and completely releases, acquits and forever discharges each of the Releasees (as defined below) from each and every Released Claim (as defined below), and hereby irrevocably, unconditionally and completely waives and relinquishes each and every Released Claim.
30.2    In the event that the Seller or any other member of the Seller’s Group hereafter makes any claim or demand or commences or threatens to commence any action, claim or proceeding or to make any complaint against any Releasee, this agreement may be raised as an estoppel, waiver and complete bar to any such action, claim or proceeding.
30.3    If the Seller or any other member of the Seller’s Group brings any claim, suit, action or manner of action against any of the Releasees in administrative proceedings, in arbitration, at law, in equity, or mixed, with respect to any Released Claim, then the Seller shall indemnify any such Releasee in the amount or value of any final, non-appealable judgment or settlement (monetary or other) and any related cost (including reasonable legal fees) entered against, paid or incurred by such Releasee as a result thereof.
30.4    For the purposes of this clause 30:
“Releasees” means (a) the Buyer, (b) the Company, (c) each Affiliate of the Buyer (including ZAGG) and each of its successors or assigns;
“Released Claim” means (a) all past and present disputes, claims, counter-claims, controversies, demands, rights, obligations, liabilities, judgments, damages, actions and causes of action of every kind and nature relating to the Business and arising in respect of events occurring in the period prior to Completion and (b) all past, present and future disputes, claims, counter-claims, controversies, demands, rights, obligations, liabilities, judgments, damages, actions and causes of action of every kind and nature relating to Seller’s or any of its Affiliate’s ownership of equity interests of the Company; provided that the following shall not be considered Released Claims: claims arising from rights of the Seller or any other member of the Seller’s Group (A) under this agreement or any of the other Transaction Documents to which the Seller is a party or (B) under intra-group trading arrangements with the Seller’s Group and intra-group management services provided to the Company in the twelve (12) months prior to Completion (C) unrelated to the Company or the Business.
30.5    The Seller agrees that the release of the Released Claims contained in this clause 30 is reasonable and necessary and was a material factor in Buyer’s evaluation and ultimate determination to enter into this agreement and to consummate the Transactions.
30.6    The consideration for the release of the Released Claims contained in this clause 30 is included in the Cash Consideration and Consideration Shares, as they made be adjusted pursuant to this agreement.]

31.    Governing law and jurisdiction
31.1    This agreement and any dispute, controversy or claim arising out of, relating to or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.
31.2    Each party agrees that (a) any dispute, controversy or claim arising out of, relating to or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims) shall be submitted to and shall be finally settled by binding arbitration administered by the International Chamber of Commerce (“ICC”) under the Rules of Arbitration of the ICC, (b) any judgment upon any awards rendered by the arbitrators may be entered in any court having jurisdiction thereof, including any court having jurisdiction over any of the parties or their respective assets and (c) any awards rendered in any such arbitration shall be final and binding on the parties, and each party waives to the fullest extent permitted by Law any right it may otherwise have under the Laws of any jurisdiction to any form of appeal of, or collateral attack against, such award.
31.3    The arbitration proceeding shall take place in New York City, New York and shall be conducted exclusively in the English language.
31.4    Unless otherwise mutually agreed upon by the parties, any arbitration under this provision shall be conducted before one (1) arbitrator, appointed jointly with the agreement of the parties, failing which the ICC shall appoint the arbitrator, in accordance with the Rules of Arbitration of the ICC.
31.5    The prevailing party in any arbitration conducted under this agreement will be entitled to an award of all fees, costs and expenses of the arbitrators and the arbitration (including, for the avoidance of doubt, reasonable attorneys’ fees). Any award of damages following arbitration as a result of the breach of this agreement or any of its provisions shall include an award of interest from the date of the breach at the default rate of interest provided for under this Agreement.

Schedule 1	Particulars of the Company

Name:	Gear4 HK Limited
Registration number:	2232126
Registered office:	Unit 703, 7/F, Sunbeam Plaza, 1155 Canton Road, Mongkok, Kowloon, Hong Kong
Share capital:	4,120 A Ordinary Shares and 4,900 B Ordinary Shares
Registered shareholder:	Strax Holding GmbH (100%)
Directors and shadow directors:	Gudmundur Palmason James Myring
Auditors:	KPMG

Schedule 2	Completion

Part 1.	What the Seller shall deliver to the Buyer at Completion

1.	Documents to be delivered by the Seller
At Completion, the Seller shall deliver, or cause to be delivered, to the Buyer the following:

(a)
a counterpart of the instrument of transfer and sold note related to the Sale Shares and in such form as is necessary (as reasonably determined by the Buyer) duly executed by the Seller for the Buyer to acquire legal ownership of the Sale Shares in accordance with the laws of Hong Kong at Completion;

(b)	any waivers, consents or other documents required (as reasonably determined by the Buyer) to enable the Buyer to be registered as the holder of the Sale Shares;

(c)
an irrevocable power of attorney, in agreed form, given by the Seller in favour of the Buyer to enable the attorney (or its proxies) to exercise all voting and other rights attaching to the Sale Shares before the transfer of the Sale Shares is registered in the register of members of the Company;

(d)	duly executed Forms ND2A in respect of the resignation of Gudmundur Palmason and James George Myring as directors of the Company and Charmway Secretary Limited as company secretary;

(e)	duly executed Form NR1 in respect of the change of registered office and notice of be submitted to the Commissioner of Inland Revenue;

(f)	resignation letters of the directors and the company secretary of the Company resigning from their respective offices with the Company;

(g)	duly executed letter to the Hong Kong Stamp Duty Office confirming that the Company does not own any landed property;

(h)
in relation to the Company, the statutory registers and minute books (duly written up to the time of Completion), the common seal (if any), certificate of incorporation and any certificates of incorporation on change of name;

(i)	signed minutes, in agreed form, of the board meeting required to be held pursuant to Part 2 of this Schedule 2;

(j)	a duly executed Amended Distribution Agreement;

(k)	a duly executed Disclosure Letter;

(l)	a duly executed Asset Transfer Agreement; and

(m)	a duly executed TSA.

Part 2.	Matters for the board meetings at Completion
1.    Completion board meetings
The Seller shall cause a board meeting of the Company to be held at or prior to Completion at which the following matters shall take place:

(a)
approval of the registration of the transfer of the Sale Shares, and issue of new share certificates in the name of the Buyer, subject only to the transfers being stamped at the Hong Kong Stamp Duty Office (which cost and expense shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Seller);

(b)	approval of the written resignation of James Myring and Gudmundur Palmason as the directors of the Company, resigning from their respective offices with the Company;

(c)	approval of the written resignation of Charmway Secretary Limited as company secretary;

(d)	approval of the appointment of the persons nominated by the Buyer as Directors and company secretary of the Company with effect from the end of the relevant board meeting;

(e)	approval of the change in registered office address and the filing of the relevant notices to the Companies Registry and the Commissioner of the Inland Revenue;

(f)	approval of the Amended Distribution Agreement; and

(g)	approval of the Asset Transfer Agreement.

Schedule 3	Warranties

Part 1.	General Warranties

1.	Capacity and Authority
1.1    The Seller (and each member of the Seller Group, which is a party to any of the Transaction Documents) is validly incorporated, in existence and duly registered under the laws of its country of incorporation.
1.2    The Seller (and each member of the Seller’s Group that is a party to any of the Transaction Documents) has taken all necessary actions and has all requisite power and authority to enter into and perform this agreement and the other Transaction Documents (to which they are a party) in accordance with their respective terms.
1.3    This agreement and the other Transaction Documents constitute (or shall constitute when executed) valid, legal and binding obligations on the Seller (or such other member of the Seller’s Group) in accordance with their respective terms.
1.4    The execution and delivery of this agreement and the other Transaction Documents by the Seller (and each member of the Seller’s Group that is a party to any of the Transaction Documents) and the performance of and compliance with the terms and provisions hereof and thereof will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Seller, any member of the Seller’s Group or the Company, any agreement or instrument to which any such Person is a party or by which it is bound, or any Law, order or judgment that applies to or binds any such Person or any of its property.
1.5    No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Governmental Authority is required to be obtained, or made, by the Seller or any other member of the Seller’s Group or the Company to authorise the execution or performance of this agreement by such Persons.

2.	Shares in the Company And Other Equity Interests
2.1    The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid or credited as fully paid and free from all Encumbrances and except for the Sale Shares there are no other Equity Interests of the Company issued and outstanding.
2.2    The Seller is the sole legal and beneficial owner of the Sale Shares and is entitled to transfer the legal and beneficial title to those Sale Shares to the Buyer free from all Encumbrances, without the consent of any other Person.
2.3    No Encumbrance has been granted to any Person or otherwise exists affecting:

(a)	the Sale Shares; or

(b)	any unissued shares, debentures or other unissued securities or other Equity Interests of the Company.
No commitment to create any such Encumbrance has been given, nor so far as the Seller is aware has any Person claimed any such rights.
2.4    The Company has not at any time:

(a)	held or beneficially owned, or agreed to acquire, any shares, loan capital or any other securities or other Equity Interests in any company or other Person; or

(b)	at any time had any subsidiary undertakings.
2.5    The Company has not at any time:

(a)	purchased, redeemed, reduced, forfeited or repaid any of its own share capital; or

(b)	given any financial assistance in contravention of any Law or regulation; or

(c)
allotted, granted or issued (or made any commitment to do any of the foregoing with respect to) any securities or other Equity Interests of the Company (including any securities or other instruments that are convertible into shares or other Equity Interests of the Company), other than the Sale Shares.

2.6    No shares in the capital of the Company (or other Equity Interests of the Company) have been issued, and no transfer of any such shares (or other Equity Interests of the Company) has been registered, except in accordance with all applicable laws and the memorandum and articles of association of the Company and all such transfers have been duly stamped (where applicable).

3.	Constitutional and corporate documents
3.1    Copies of the articles of association (and/or other constitutional and corporate documents) of the Company have been made available to the Buyer and such documents are true, correct complete and accurate in all respects and copies of all the resolutions and agreements required to be annexed to or incorporated in such documents by Law are annexed or incorporated thereto.
3.2    The statutory books and registers of the Company have in all material respects been properly kept and no notice or allegation that any of them are incorrect or should be rectified has been received by the Company or any member of the Seller’s Group.
3.3    All returns, particulars, resolutions and other documents that the Company is required by law to file with, or deliver to, any Governmental Authority in any jurisdiction (including, in particular, the Companies Registry in Hong Kong) have been correctly made up and duly filed or delivered.
3.4    All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with the articles of association of the Company and all other applicable constitutional and corporate documents, all applicable Laws, the rules of any Governmental Authority and any agreements or arrangements made with any third party regulating the payment of dividends and distributions. Furthermore, since the Audited 2017 Accounts Date, no dividends or distributions have been made by the Company and as of the date of this agreement no declared or announced dividends or distributions remain outstanding in any respect.
3.5    All deeds and documents belonging to the Company, or to which the Company is a party, are in the possession of the Company.

4.	Information
4.1    The particulars of the Company set out in this agreement (including in Schedule 1) are true, correct, complete accurate and not misleading in any respect.
4.2    The information contained in the Disclosure Letter is true, correct, complete, accurate and not misleading in any respect.
4.3    So far as the Seller is aware, there is no material information that has not been Disclosed to the Buyer which, if Disclosed or otherwise made available, might reasonably affect the willingness of the Buyer to buy the Sale Shares on the terms of this agreement.
4.4    No further information has been placed in the Data Room since 5pm Mountain Time, 28 November 2018.

5.	Compliance with laws
5.1    The Company has at all times conducted the Business, in all material respects, in accordance with, and has at all times acted in compliance with, all applicable Laws.
5.2    None of the Company or any of its Affiliates, or any of their respective directors, officers, employees or, so far as the Seller is aware, any of the Representatives of the Company or any of its Affiliates (but with respect to such Representatives and Affiliates only in relation to the Business or in a manner which would be likely to have a material adverse impact on the Business):

(a)	is or has been engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any Governmental Authority; or

(b)	is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority (including pursuant to any Anticorruption Law), and

(c)	no such proceedings, investigations or inquiries have been threatened or are pending and there are no circumstances likely to give rise to any such proceedings, investigations or inquiries.
5.3    No adverse reports have been issued by any Governmental Authority within the last three (3) years, specifically in respect of the Company’s operations and affairs (including the Business).
5.4    The Company is not nor has at any time engaged in any conduct, activity or practice which would constitute an offence under the Bribery Act 2010 or any similar Laws in any other jurisdiction in which the Group carries on its business.
5.5    The Company has not conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged or suspected act or omission arising under or relating to any noncompliance with or offence under any Anticorruption Law.
5.6    None of the Company or any of its Affiliates, or any of their respective directors, officers, employees or, so far as the Seller is aware, any of the Representatives of the Company or any of its Affiliates (but with respect to such Representatives or Affiliates only in relation to the Business), has received any notice, request, or citation, or has been subject to investigation or prosecution by any authority (including any Governmental Authority) for any actual or potential noncompliance with or offence under any Anticorruption Laws.
5.7    Neither the Company nor any of its Affiliates, nor any of their directors, officers, employees or so far as the Seller is aware, any of the Representatives of the Company or any of its Affiliates (but with respect to such Representatives or Affiliates only in relation to the Business), has, directly or indirectly, offered, paid, promised to pay, or authorised the payment of any money, or offered, given, promised to give, or authorised the giving of a financial or other advantage or anything of value, to any government official, or to any Person:

(a)
for the purpose of: (i) influencing any act or decision of a government official in his or her official capacity; (ii) inducing a government official to do or omit to do any act in violation of his or her lawful duties; (iii) securing any improper advantage; (iv) inducing a government official to influence or affect any act or decision of any Governmental Authority; or (v) assisting the Company or any of their directors, officers, employees, agents or other Representatives, or any Person who performs services for or on behalf of the Company or any of its agents or other Representatives or the Business in obtaining or retaining business for or with, or directing business to, the Company or the Business; or

(b)
to induce or reward another Person to perform a function or activity improperly in order to obtain or retain business or an advantage in the conduct of business for the Company or otherwise related to the Business.

5.8    The Company (and the Business) has maintained complete and accurate books and records, including records of payments to any agents, consultants, Representatives, third parties, and government officials in accordance with generally accepted accounting principles.

6.	Licences and consents
6.1    The Company holds all licences, consents, permits, orders, certificates, approvals, franchises and authorities necessary to carry on the Business in the places and in the manner in which it is conducted at the date of this agreement and as contemplated by each of the Amended and Restated Distribution Agreement and the Asset Transfer Agreement (“Consents”).
6.2    Each of the Consents is in full force and effect and the Company has complied in all material respects with all terms and conditions thereof.
6.3    The Company has not received notice of any action, proceeding, investigation or claim relating to the revocation, suspension, cancellation, violation, forfeiture or modification of any of the Consents and no such action, proceeding, investigation or claim has been threatened.
6.4    So far as the Seller is aware, after reasonable inquiry, there is no reason why any of the Consents may be revoked, suspended or cancelled (in whole or in part), or may not be renewed on the same terms as currently in effect.

7.	Insurance
7.1    True, complete and accurate copies of the insurance policies maintained by or on behalf of the Company or otherwise with respect to the Business (“Policies”) have been Disclosed and made available to the Buyer.
7.2    There are no individual or related claims outstanding under the Policies and, so as the Seller is aware, there are no circumstances likely to give rise to any claims under any of such Policies.
7.3    In respect of the period prior to Completion, the coverage pursuant to the Policies has been sufficient for compliance with applicable Laws and for compliance with any obligation under any contract or arrangement to which the Company or the Business is subject.
7.4    The Company is not in default under any Policy.
7.5    There are no material claims by the Company or any member of the Seller’s Group pending under any of the Policies as to which coverage has been denied by the underwriters of such Policies.
7.6    Neither the Company nor any member of the Seller’s Group has received notice of (a) a termination or material reduction of coverage with respect to any of the Policies, (b) a refusal of any coverage or rejection of any claim under any of such Policies, (c) a change in coverage of any of such Policies, (d) a premium audit with respect to any of such Policies, or (e) an adjustment in the amount of the premiums payable with respect to any of such Policies.

8.	Powers of attorney and power to bind
8.1    There are no powers of attorney in force given by the Company.
8.2    No Person is entitled or authorised in any capacity to bind or commit the Company to any obligation not in the ordinary course of the Company’s business.

9.	Disputes and investigations
9.1    The Company (and each member of the Seller’s Group with respect to the Business) is not engaged in, nor has been threatened with, any proceeding, claim or other dispute with any customer, distributor, supplier, Governmental Authority or other Person in respect of the Business or otherwise, and, so far as the Seller is aware, there are no circumstances which could reasonably be likely to give rise to any such proceeding, claim or other dispute.
9.2    No judgments or orders have been threatened or are pending by or against the Company (and each member of the Seller’s Group with respect to the Business) or otherwise relating to the Business, and, so far as the Seller is aware, there are no circumstances which could reasonably likely give rise to any such judgment or order.

10.	Defective products and services
10.1    There have not been any product recalls concerning Gear4 Products sold by the Company or by any member of the Seller’s Group, nor have there been any widespread issues regarding product quality which has necessitated returns of Gear4 Products in excess of the three percent (3%) product return rate commonly agreed with distributors.
10.2    No proceedings have been started, are pending or have been threatened against the Company in respect of the Business or otherwise in which it is claimed that any product manufactured or sold is defective, not appropriate for its intended use or has caused bodily injury or material damage to any person or property.
10.3    There are no proceedings, claims or other disputes of any kind between the Company, on the one hand, and any of its customers, clients or any other third parties (including any suppliers or vendors), on the other hand, in connection with any products or services manufactured, sold or supplied by or to the Company (or by or to the Business), nor is the Seller aware of any circumstances that could give rise to any such proceeding, claim or other dispute.
10.4    Neither the Company nor any other member of the Seller’s Group with respect to the Business has, so far as the Seller is aware, sold Gear4 Products within the last five (5) years which:

(a)	were reported to be unsafe or otherwise defective in any material respect;

(b)	were the subject of any voluntary or mandatory recall or product warning;

(c)	did not comply with all regulations and standards applicable to such products; or

(d)	did not comply with any warranties or representations made by it or on its behalf.

11.	Contracts
11.1    The following definition in this paragraph applies in this agreement.
“Material Contract”: any agreement, contract, arrangement, understanding or commitment that the Company has entered into which:

(a)	is of material importance to the business, assets, liabilities, income or expenditure of the Company or otherwise to the Business,

(b)	involves or is likely to involve expenditure by the Company in excess of US$10,000 per annum or an aggregate consideration payable by or to the Company in excess of US$50,000;

(c)	cannot be performed within its terms within twelve (12) months after the date on which it is entered into or undertaken or cannot be terminated on less than twelve (12) months’ notice;

(d)	so far as the Seller is aware, may be terminated as a result of any change of Control of the Company;

(e)	is not on arm’s length terms;

(f)	was not entered into in the ordinary and usual course of business of the Company or the Business;

(g)	restricts the freedom of the Company to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit;

(h)	involves agency or distributorship, partnership, joint venture, consortium, joint development, or similar arrangements;

(i)	cannot be readily fulfilled or performed by the Company (or otherwise by the Business) on time and without undue or unusual expenditure of money and effort;

(j)	requires the Company (or the Business) to pay any commission, finders’ fee, royalty or a similar payment;

(k)	involves the grant of any sole or exclusive rights; or

(l)	relating to the acquisition or divestiture by the Company (or the Business) of any other Person or the assets of another Person outside of the ordinary course of business.
11.2    Except as Disclosed, there is no agreement, arrangement, understanding or commitment in respect of the Business which is a Material Contract.
11.3    There are no outstanding or ongoing negotiations of material importance to the Business, or any outstanding quotations or tenders for a contract or other arrangement that, if accepted, would give rise to a Material Contract.
11.4    Each Material Contract is in full force and effect and binding on the parties to it.
11.5    Neither the Company, nor, so far as the Seller is aware, any other counterparty is (or will, with the lapse of time, be) in default, breach or violation of:

(a)	any Material Contract; or

(b)
any other agreement, arrangement, undertaking or commitment a default, breach or violation of which could be reasonably likely to have a material and adverse impact on the trading, profits, operations or financial position of the Company or the Business.

No such default, breach or violation has been threatened, and there are no facts or circumstances of which the Seller is aware which could be reasonably likely to give rise to any such default.
11.6    No notice of termination, amendment, modification, reduction or alteration of a Material Contract (or the subject thereof) has been received or served by, or on behalf of, any member of the Seller’s Group or any counterparty to a Material Contract, and so far as the Seller is aware there are no grounds for the termination, rescission, avoidance, repudiation or any material change in the terms of any such Material Contract.
11.7    Copies of all distribution or resale agreements or arrangements (formal or otherwise) which restrict the ability to sell Gear4 Products in any territory following Completion have been Disclosed and no other arrangements which have not been Disclosed exist.

12.	Transactions with the Seller

12.1    There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and any of the following:

(a)	the Seller, or any Person Connected with the Seller; or

(b)	a Director, or any Person Connected with a Director;

(c)	any other Representative of the Seller’s Group,
(other than intra-group trading with the Seller’s Group entered into in the ordinary course of business consistent with past practice) which have, in each case, been Disclosed in the Disclosure Letter and the related documentation made available to the Buyer.
12.2    Neither the Seller, nor any Person Connected with the Seller, has a claim of any nature against the Company (or the Business), (other than in respect of intra-group trading in the ordinary course of business consistent with past practice) nor has assigned to any Person the benefit of any such claim, which have, in each case, been Disclosed in the Disclosure Letter and the related documentation made available to the Buyer.

13.	Finance and guarantees
13.1    Neither any member of the Seller’s Group nor the Company has received any notice (whose terms have not been fully complied with or carried out) from any creditor requiring any payment to be made in respect of any indebtedness or intimating the enforcement of any Encumbrance over any assets of the Company or any other assets which are used in (or related to) the Business.
13.2    The Company has not given or entered into any Encumbrance, guarantee, indemnity or other similar security arrangement (and the Business is not subject to any such arrangement) and is not responsible for the indebtedness of, or the default in the performance of any obligation by, of any other Person (including any Third Party Guarantees for the benefit of any member of the Seller’s Group).
13.3    The debts owing to the Company as reflected in the Audited 2017 Accounts (and all debts subsequently recorded in the Company’s books since the Audited 2017 Accounts Date) have been realised, other than debts that have arisen in the ordinary course of business consistent with past practice, and which in any event, are not material and which will within three (3) months after the date of this agreement be paid in cash in full to the Company.
13.4    The Company is not reasonably likely to be subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body or Governmental Authority in respect of the Business or otherwise.
13.5    The Company has not factored or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in either of the Accounts nor waived any right of set-off it may have against any third party.
13.6    The Company does not have any Indebtedness for borrowed money.
13.7    No Indebtedness of the Company is due and payable and no security over any of the assets of the Company (or the Business) is now enforceable, whether by virtue of the stated maturity date of the Indebtedness having been reached or otherwise.

14.	Liabilities

14.1    No sum is owed by the Company (or the Business) to any auditors, solicitors or other professional advisers or Representatives of the Company (or the Business) in respect of Company Transaction Expenses, and no accrual ought to properly be made by it in respect of any such sum.

15.	Insolvency
15.1    Neither the Company nor any member of the Seller’s Group:

(a)	is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other applicable insolvency legislation; or

(b)	has stopped paying its debts as they fall due.
15.2    No step has been taken to initiate any process by or under which:

(a)	the ability of the creditors of any member of the Seller’s Group or the Company to take any action to enforce their debts is suspended, restricted or prevented;

(b)
some or all of the creditors of any member of the Seller’s Group or the Company accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity;

(c)	a Person is appointed to manage the affairs, business and assets of any member of the Seller’s Group or the Company on behalf of its creditors;

(d)	the holder of an Encumbrance over the assets of any member of the Seller’s Group or the Company is appointed to control its business and assets.
15.3    No process has been initiated which could lead to any member of the Seller’s Group or the Company being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.
15.4    No floating charge created by any member of the Seller’s Group or the Company has crystallised and, so far as the Seller is aware, there are no circumstances likely to cause such a floating charge to crystallise.
15.5    No distress, execution or other process has been levied on an asset of any member of the Seller’s Group or the Company.

16.	Accounts
16.1    The Audited 2017 Accounts:

(a)
show a true and fair view of the financial position and state of affairs of the Company as at the Audited 2017 Accounts Date, and of the income and expenditure, profits and losses and assets and liabilities of the Company for the accounting period ended on the Audited 2017 Accounts Date;

(b)	have been (i) properly prepared in accordance with applicable Law and (ii) properly prepared in accordance with HKFRS;

(c)	save as the Audited 2017 Accounts expressly disclose, are not affected by any extraordinary, exceptional, unusual or non-recurring items;

(d)
apply policies and estimation techniques of accounting which have been consistently applied in the audited financial statements of the Company for the three accounting reference periods ending on the Audited 2017 Accounts Date;

(e)	make proper and adequate provision for all bad and doubtful debts, obsolete or slow-moving stocks and for depreciation on fixed assets;

(f)	do not overstate the value of current or fixed assets;

(g)	do not understate any liabilities (whether actual or contingent);

(h)
contain either provision adequate to cover, or full particulars in notes of, all Taxation (including deferred Taxation) and other liabilities (whether quantified, contingent, disputed or otherwise) of the Company as of the Audited 2017 Accounts Date; and

(i)	have been filed and laid before the Company in general meeting in accordance with the requirements of applicable Law.
16.2    The Audited 2017 Accounts have been audited by KPMG (and the associated auditors report is unqualified) and have been filed in accordance with the requirements of applicable Law.
16.3    The Management Accounts (a) have been prepared on a basis consistent with that employed in preparing the Audited 2017 Accounts, (b) fairly present the financial position and state of affairs of the Company (including the assets and liabilities and the profits and losses of the Company) as at the date and in respect of the period to which they relate, (c) save as the Management Accounts expressly disclose (none of which, in any event are material, individually or in the aggregate), are not affected by any extraordinary, exceptional, unusual or non-recurring items, (d) make proper and adequate provision for all bad and doubtful debts, obsolete or slow-moving stocks and for depreciation on fixed assets, (e) do not overstate the value of current or fixed assets, (f) do not understate any liabilities (whether actual or contingent), and (g) contain either provision adequate to cover, or full particulars in notes of, all Taxation of the Company as of the Management Accounts Date.

17.	Changes since the Audited 2017 Accounts Date
Since the Audited 2017 Accounts Date:

(a)	the Company has conducted the Business in the ordinary course of business consistent with past practice and as a going concern;

(b)	there has been no material adverse change in the turnover, financial position or prospects of the Company or the Business;

(c)	neither the Company nor the Business has issued or agreed to issue any share or loan capital;

(d)	neither the Company nor the Business has incurred any material actual or contingent liability;

(e)
neither the Company nor the Business (i) has borrowed or raised any money or taken any form of financial security, and no capital expenditure has been incurred on any individual item by the Company (or the Business), individually or in the aggregate, in excess of US$50,000 and (ii) has acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any capital item, individually or in the aggregate, in excess of US$50,000, other than, with respect to this clause (ii), to the extent in the ordinary course of business consistent with past practice;

(f)	there has been no abnormal increase or reduction of stock-in-trade other than pursuant to the Transaction Documents;

(g)	none of the stock-in-trade reflected in the Audited 2017 Accounts has realised an amount less than the value placed on it as reflected in the Audited 2017 Accounts;

(h)
the Company has paid its creditors within the applicable periods agreed with the relevant creditor and there are no amounts owing by the Company which have been outstanding for more than thirty (30) days; and

(i)
neither the Company nor the Business has offered price reductions or discounts or allowances on sales of stock in trade, or sold stock in trade at less than cost price, other than as carried out in the ordinary course of trading and in accordance with prior business practice during the last five (5) years.

18.	Financial and other records
18.1    All financial, statutory, accounting and other records in respect of the Company or the Business (“Records”):

(a)	have been properly prepared and maintained;

(b)	constitute an accurate record of all matters required by Law to appear in them;

(c)	do not contain any material inaccuracies or discrepancies; and

(d)	are in the possession of the Company or otherwise have been made available to the Company.
18.2    No notice has been received or allegation made that any of the Records are incorrect or should be rectified.
18.3    To the extent that any of the Records are maintained or stored electronically:

(a)	the Company is the owner of any hardware and software required to access, maintain, copy and use such Records, and such ownership is not shared with any other person; and

(b)	such Records are adequately backed-up.

19.	Assets
19.1    The Company has good and marketable title to each asset included in each of the Accounts, and each such asset is legally and beneficially owned by the Company, save to the extent that such assets have been disposed of in the ordinary course of trading consistent with past practice since the Audited 2017 Accounts Date or the Management Accounts Date, as applicable.
19.2    Other than retention clauses in favour of suppliers in the ordinary course of trading consistent with past practice none of the assets, undertaking or goodwill of the Company is subject to an Encumbrance or any agreement or commitment to create an Encumbrance, and no Person has claimed to be entitled to create such an Encumbrance.
19.3    The Company is in possession and control of all the assets included in the Accounts or acquired since the Management Accounts Date (save to the extent such assets have been disposed of in the ordinary course of trading consistent with past practice) and all other assets used by the Seller’s Group or the Company in connection with the Business, except for those set out at paragraph 19.3 of the Disclosure Letter as being in the possession of a third party in the normal course of business.
19.4    The assets of the Company (whether acquired by the Buyer pursuant to this agreement or provided to the Buyer and its Affiliates under the TSA) comprise all of the assets (including all moveable machinery, equipment, tooling and related equipment and all computer hardware (including laptops, tablets mobile phone and similar items)) necessary for the continuation of the

Business as currently conducted in the ordinary course of business consistent with past practice and as currently contemplated to be conducted.
19.5    The plant, machinery and equipment used by the Company (or otherwise used in the Business) are in good working order, have been regularly and properly maintained and are capable of doing the work for which they were designed.
19.6    The present stock-in-trade of the Company (or otherwise used in the Business) are in good condition and are capable of being sold in the ordinary course of business in accordance with its current price list without discount, rebate or allowance in excess of those offered in the ordinary course of business consistent with past practice and is adequate and not excessive in relation to the current and the Buyer’s reasonable and good faith projected trading requirements of the Company (or the Business).

20.	Intellectual property
20.1    Part 1 and Part 2 of Schedule 4 respectively set out a list of all registered Intellectual Property Rights (including applications for such rights) and all material unregistered Intellectual Property Rights owned by the Company (together, the “Owned IP”).
20.2    Lists of all material licences and agreements under which the Company:

(a)	uses or exploits Intellectual Property Rights owned by any third party; or

(b)	has licensed Intellectual Property Rights owned by the Company to any third party, are set out in Part 3 and Part 4 of Schedule 4, respectively.
20.3    The Company is the sole legal and beneficial owner of (or applicant for) the Owned IP, free from all Encumbrances.
20.4    The Company either owns or has valid rights to use all of the Intellectual Property Rights used in the Business as it is conducted by the Company at Completion.
20.5    The Seller is not aware of any fact or matter which renders or might render any of the Owned IP invalid or unenforceable, and so far as the Seller is aware nothing has been done, or not been done, as a result of which any of them has ceased or might cease to be valid, subsisting or enforceable:
20.6    All application and renewal fees and other steps required for the maintenance or protection of the Owned IP have been paid on time or taken.
20.7    All confidential information (including know-how and trade secrets) owned or used by the Company, or that is material in the operation of the Business, has been kept confidential and has not been disclosed to third parties (other than parties who have signed written confidentiality undertakings in respect of such information and where such disclosure was not a breach of any confidentiality obligations).
20.8    So far as the Seller is aware, no mark, trade name or domain name identical or confusingly similar to any such rights of the Company at Completion has been registered, or is being used by any person in the same or a similar business to that of the Company, in any country in which the Company has registered or is using that mark, trade name or domain name.
20.9    Nothing has been done, or not been done, by the Company, which might render any registered trademark owned or used by the Company or liable to be revoked or declared invalid.
20.10    There are no outstanding or, so far as the Seller is aware potential claims, against the Company or under any contract or under section 40 of the Patents Act 1977 for employee compensation in respect of any Intellectual Property Rights.

20.11    There are and have been, in the period from 31 October 2016 to immediately prior to Completion, no claims, challenges disputes or proceedings, pending or threatened, in relation to the ownership, validity or use of any Intellectual Property Rights owned or used by or the Company in connection with the Business.
20.12    Nothing is due to be done within thirty (30) days of the date of this agreement the omission of which would jeopardise the maintenance or prosecution of any of the Intellectual Property Rights, owned or used by the Company or in connection with the Business, which are registered or the subject of an application for registration.
20.13    So far as the Seller is aware, there has been no infringement in the period from 31 October 2016 to the date of this agreement by any third party of any of the Intellectual Property Rights set out in Part 1 and Part 2 of Schedule 4, nor any third party breach of confidence, passing off or actionable act of unfair competition, delict or act in relation to the Business, and so far as the Seller is aware no such infringement, breach of confidence, passing off or actionable act of unfair competition is current or anticipated.
20.14    So far as the Seller is aware, there has been no infringement, breach of confidence, passing off or actionable act of unfair competition in the period from 31 October 2016 to the date of this agreement by the Company (or any member of the Seller’s Group with respect to the Business) of any third party Intellectual Property Rights, and so far as the Seller is aware no such infringement, breach of confidence, passing off or actionable act of unfair competition is current or anticipated.
20.15    In the period from 31 October 2016 to the date of this agreement, the Company (or any member of the Seller’s Group with respect to the Business) has not sent or received any notice of infringement, breach of confidence, passing off or actionable act of unfair competition.

21.	Employment
21.1    The definitions in this paragraph apply in this agreement.
“Employee”: each individual listed on Part 2 of Annex A.
“Inventions”: inventions, ideas and improvements, whether or not patentable, and whether or not recorded in any medium.
“Material Employees”: each of Tim Smart, Ian Pearson, Alastair Kingsland, Alison Cook, Akbar Ali and Sam Lizzi.
“Worker”: any person who personally performs work for the Company or a member of the Seller’s Group (in respect of the Business) but who is not in business on his or her own account or in a client/customer relationship.
21.2    Anonymised details of each Employee or Worker (including those who are on secondment, maternity, paternity, adoption or long term sick leave), and the principal terms of his or her contract have been Disclosed, including:

(a)	his or her current remuneration and any benefits or privileges that the Employer provides or is bound to provide to him or her or his or her dependants, whether now or in the future;

(b)	the commencement date of each contract;

(c)	the length of notice necessary to terminate each contract or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;

(d)	the type of contract (whether full or part-time or other); and

(e)	the Law governing the contract, if the Employee or Worker works or is paid outside of Hong Kong.

21.3    Anonymised details of all persons who are not Workers and who are providing services to the Company or a member of the Seller's Group (in respect of the Business) under an agreement which is not a contract of employment (including, in particular, where the individual acts as a consultant or is on secondment) have been Disclosed, together with the particulars of the terms on which the individual provides services, including:

(a)	the company which engages them;

(b)	the remuneration of each individual (including any benefits and privileges provided, whether now or in the future);

(c)	the length of notice necessary to terminate each agreement or, if a fixed term, the expiry date of the fixed term and details of any previous renewals; and

(d)	the standard form contracts applicable to such persons together with any material deviations from such standard terms.
21.4    Copies of the following documents have been made available to the Buyer:

(f)	all contracts of employment with the Material Employees;

(g)	all policies and procedures applicable to the Employees;

(h)
copies of all agreements or arrangements with any trade union, employee representative or body of employees or their representatives (whether binding or not) and details of any unwritten agreements or arrangements which may affect any Employee or Worker;

(i)	copies of standard form agreements applicable to Employees or Workers, together with details of any material deviations from those standard terms; and

(j)
details of any plans which provide Employees or Workers with deferred compensation, pension, sick pay, medical, disability, retention, termination, redundancy, change in control, or other similar benefits.

21.5    All contracts with the Employees and the Workers are terminable by the Employer at any time on not more than three months' notice without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability on the part of the Employer (other than wages, commission or pension).
21.6    No notice to terminate the contract of any Material Employee is pending, outstanding or threatened.
21.7    No offer of employment or engagement has been made by any member of the Seller’s Group to an individual who would work in the Business where the offeree’s salary would exceed US$80,000 that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.
21.8    Since the Audited 2017 Accounts Date, no change has been made or agreed in relation to the remuneration, benefits or other terms of employment of any Employee.
21.9    The Transaction and compliance with the terms of this agreement will not give any contractual entitlement to any Employee or Worker to terminate his or her employment, to a longer or shorter notice period, or to receive any payment, bonus or other benefit or acceleration of any payment, bonus or other benefit.

21.10    No Employer provides, is bound by or is proposing to introduce for the benefit of any current or former director, or any Employee or Worker, any incentive scheme or arrangement (including any share option or share award plan, and any commission, profit sharing or bonus scheme).
21.11    There are no sums owing from an Employer to any Employee or Worker other than reimbursement of business expenses, salary for the current month and holiday pay for the current holiday year.
21.12    No Employer is, or has been in the twelve (12) months prior to the date of this agreement, engaged or involved in any dispute, claim or legal proceedings (whether arising under contract, common law, statute or in equity) with any of the Employees or any other person currently or previously employed by or engaged in the Business or their respective dependants and, so far as the Seller is aware, there is no event which could give rise to such dispute, claim or proceedings.
21.13    No Employer has made or agreed to make a payment or provided or agreed to provide a benefit to any current or former director, officer, Employee or Worker or to their dependants in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.
21.14    No Employer is involved in any material industrial or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing Employees or Workers and, so far as the Seller is aware, there is nothing likely to give rise to such a dispute or claim.
21.15    No member of the Seller’s Group is or has at any time been the employer or “connected with” or an “associate of” (as those terms are used in the Pensions Act 2004) the employer of a defined benefit pension plan.
21.16    The Employees, Workers, and the persons referred to in paragraph 21.3 are the only persons working in the Business. The Company does not employ any employees.
21.17    There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability of the Seller’s Group that could be a liability of Buyer or any of its Affiliates following the Closing. For purposes of this agreement, (a) “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code, and (v) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage, (b) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and rules thereunder and (c) “Code” means the Internal Revenue Code of 1986.
21.18    Neither the execution and delivery of this agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “parachute payment” under Section 280G of the Code (or any corresponding state, local or foreign tax Law).

22.	Properties
22.1    The Company does not own or hold, and has never owned or held, any freehold interests in any property. The only property in which the Company holds, and has in the last three (3) years held, a leasehold interest, are those properties which are the subject of each of the Maidenhead Lease and the Miami Lease and the only interest ever held by the Company in such properties is as set forth in the Maidenhead Lease and the Miami Lease, respectively.

23.	Environment, Health & Safety

23.1    The Company (and the Business) is and has at all times been in compliance with all EHS Laws in all material respects and there are no facts, matters or circumstances which may lead to any breach of or material liability under any EHS Laws.
23.2    So far as the Seller is aware, no expenditure is required to comply with EHS Laws or to address any EHS Matters arising out of the operation of the Business.
23.3    There are no claims, proceedings or other form of dispute pending or threatened against the Company or any member of the Seller’s Group with respect to the Business in either case relating to any breach of or any liability under EHS Laws and there are no facts, matters or circumstances likely to give rise to any such claims, proceedings or other form of dispute.
23.4    No complaints, notices or other communication have been received by the Company or any member of the Seller’s Group alleging or specifying any breach of or liability under any EHS Laws and there are no facts, matters or circumstances likely to give rise to any such complaints, notices or other communication.
23.5    The Company (and the Business) does not have any liability to any Person in respect of EHS Matters under any contract or other agreement relating to the sale or other disposal or grant of any interests or rights in relation to any shares, land or other asset or otherwise.
23.6    There are no Hazardous Substances at, on, in or under any of the properties at which the Business is conducted or otherwise operates, nor have any Hazardous Substances been emitted, escaped or migrated from any such properties.
23.7    All reports and audits in the control of any member of the Seller’s Group or the Company relating to EHS Matters and arising out of the operation of the Company or the Business or any sites previously owned, leased, used or otherwise occupied by the Seller’s Group (in relation to the Business) or the Company have been made available to the Buyer, including, for the avoidance of doubt, all and any asbestos surveys, reports, audits, management plans and health and safety reports.

Part 2.	Tax warranties

1.	General
1.1    All notices, returns, reports, accounts, computations, statements, assessments and registrations and any other necessary information submitted by the Company to any Tax Authority have been made on a proper basis, were submitted within applicable time limits, were accurate and complete when submitted and remain accurate and complete in all material respects. None of the above is, or is likely to be, the subject of any material dispute with any Tax Authority.
1.2    The Company has, within applicable time limits, kept and maintained complete and accurate records, invoices and other information in relation to Taxation as is required or is prudent to keep and maintain. Such records, invoices and information form part of tax accounting arrangements that enable the tax liabilities of the Company to be calculated accurately in all material respects.
1.3    The Company has not received from any Tax Authority (and has not subsequently repaid to or settled with that Tax Authority) any payment to which it was not entitled, or any notice in which its liability to Taxation was understated.
1.4    The Company is not involved in any dispute with any Tax Authority nor has, within the past twelve (12) months, been subject to any visit, audit, investigation, discovery or access order by any Tax Authority. The Seller is not aware of any circumstances existing which make it likely that a visit, audit, investigation, discovery or access order will be made in the next twelve (12) months.
1.5    The Company is not, nor will become liable, to make to any Person (including any Tax Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person (other than the Company).
1.6    The Audited 2017 Accounts make full provision or reserve within generally accepted accounting principles for any period ending on or before the date to which they were drawn up for all Taxation assessed or liable to be assessed on the Company, or for which the Company is accountable at that date, whether or not the Company has (or may have) the right of reimbursement against any other person. Proper provision has been made and shown in the Audited 2017 Accounts for deferred taxation in accordance with generally accepted accounting principles.

2.	Distributions and other payments
2.1    No distribution or deemed distribution, has been made (or will be deemed to have been made) by the Company since the Audited 2017 Accounts Date, except dividends shown in their audited accounts, and the Company is not bound to make any such distribution.

3.	Intangible assets
3.1    For the purposes of this paragraph 3, references to “intangible fixed assets” mean intangible fixed assets within the meaning of section 16E of the Inland Revenue Ordinance (Cap 112) and to which that legislation applies. References to an “intangible fixed asset” shall be construed accordingly.
3.2    The amount of expenditure on each of the intangible fixed assets of the Company and the basis on which any debit relating to that expenditure has been taken into account in the Audited 2017 Accounts or, in relation to expenditure incurred since the Audited 2017 Accounts Date, has been made available to the Company. No circumstances have arisen since the Audited 2017 Accounts Date by reason of which that basis might change.

4.	Company residence

4.1    The Company is resident in Hong Kong for Tax purposes and has not, at any time since the date of its incorporation, been treated as resident in any other jurisdiction for any Tax purposes. The Company does not have, and has not had, a permanent establishment, nor is it or has it otherwise been subject to Tax (other than sales and import-related taxes in the ordinary course of trading consistent with past practice), outside Hong Kong.

5.	Anti-avoidance
5.1    The Company has not been involved in any transaction or series of transactions, the main purpose or one of the main purposes of which was avoiding or deferring Taxation or reducing a liability to Taxation.

6.	Employees and pensions
6.1    Neither the Company nor any employee benefit trust or other third party has made, or agreed to make, any payment to, or provided or agreed to provide any benefit for, any director, officer or employee (or associate of any of the foregoing) of the Company, whether as compensation for loss of office, termination of employment or otherwise, which is not allowable as a deduction in calculating the profits of the Company for Taxation purposes, whether up to or after the Audited 2017 Accounts Date.
6.2    There are no trusts or other arrangements in place, whether funded or established by the Company under which any employees or former employees of the Company or any persons associated with such employees or former employees can obtain a benefit in any form.

7.	Stamp duty
7.1    Any document that may be necessary in proving the title of the Company to any asset which is owned by the Company at Completion, is duly stamped for stamp duty purposes. No such documents which are outside the Hong Kong would attract stamp duty if they were brought into the Hong Kong.

8.	Transfer Pricing
8.1    All transactions or arrangements made by the Company (or otherwise with respect to the Business) have been made on fully arm's length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented. So far as the Seller is aware, there are no circumstances in which any applicable rule (or other Law) or provision could apply allowing any Tax Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Tax purposes, and no notice or enquiry has been made by any Tax Authority in connection with any such transactions or arrangements.

9.	VAT
9.1    The Company (and the Business) has complied, in all material respects, with any applicable legislation, custom, practice or otherwise which applies to, or arises in connection with, VAT in each jurisdiction in which the Company carries on business or otherwise has a presence for VAT purposes, and has maintained correct, complete and up to date records for the purposes of VAT.

10.	Groups of Companies
10.1    The Company is not, nor has ever been, a member of a group of companies, a fiscal consolidation or a fiscal unity for the purposes of any Tax.
10.2    Neither the execution of this agreement nor Completion will result in either the disposal, or deemed disposal, of any asset of the Company or in the clawback of any Relief in connection with any transaction of the Company entered into with any Person that is, or was, a member of the same group as the Company for Tax purposes.

Schedule 4	Intellectual Property

Part 1.	Registered Intellectual Property Rights

Domain names:
www.gear4.com
www.gear4.training
www.gear4.jp

Part 2.	Material unregistered Intellectual Property Rights
Unregistered design rights may exist in certain products, e.g. the unique camera lens shape, and clasp on Oxford cases.

Part 3.	Intellectual Property Rights licensed from third parties
The Company is permitted to use the D30 brand in accordance with Design Blue’s brand guidelines in respect of D30, pursuant to the terms of a license agreement which will be replaced by the New D30 Licence.

Part 4.	Intellectual Property Rights licensed to third parties
None

Schedule 5	Pro Forma Closing Balance Sheet Statement

Closing Balance Sheet as at Effective Time (US$)
Current Assets
Inventories	2,915,901.83
Trade receivables	193,046.99
Intercompany receivables STRAX Group	0
Other current receivables	357,104,26
Retained Cash	2,116,525.92
Total Current Assets (TCA)	5,582,579.00

Current Liabilities
Accruals	-145,06
Trade payables	-2,481,541.16
Current taxes	-1,206,200.00
Intercompany payables STRAX Group	0
Other current liabilities	-973,709.75
TOTAL CURRENT LIABILITIES (TCL)	-4,661,595.97

NET WORKING CAPITAL (BEING “TCA” MINUS “TCL”)	920,983.03

Schedule 6	Aggregated Net Sales Statement & Audited 2018 Accounts

1.	Definitions
1.1    The definitions in this paragraph apply in this agreement.
“Aggregated Net Sales Statement”: the statement substantially set out in the form set out in Appendix A which aggregates the amounts set forth in the Strax 2018 Gear4 Net Sales Statement and the ZAGG 2018 Gear4 Net Sales Statement.
“Audited 2018 Strax Accounts”: the consolidated audited 2018 financial statements of Strax AB, a Swedish public listed company, which shall be prepared in accordance with IFRS.
“Audited 2018 ZAGG Accounts”: the consolidated audited 2018 financial statements of ZAGG, which shall be prepared in accordance with US GAAP.
“Accounting Policies”: the methodologies, accounting principles, practices, policies and procedures as at the Completion Date set out in paragraph 5 of this Schedule.
“Dispute Notice”: has the meaning set out in paragraph 2.3 of this Schedule.
“Draft Statements”: has the meaning set out in paragraph 2.1 of this Schedule.
“Expert”: a member of one of the “Big-4” internationally recognized accounting firms with US GAAP speciality appointed by the mutual agreement of the parties.
“Resolution Period”: has the meaning set out in paragraph 2.5 of this Schedule.
“Review Period”: the period of thirty (30) calendar days commencing on the first (1st) Business Day after the day on which the Seller receives the Aggregated Net Sales Statement from the Buyer in accordance with paragraph 2.1 of this Schedule.
“Strax 2018 Gear4 Net Sales Statement”: the statement substantially set out in the form set out in Appendix A to this Schedule setting out the amount of the Actual 2018 Net Sales as derived from the 2018 Audited Strax Accounts.
“ZAGG 2018 Gear4 Net Sales Statement”: the statement substantially set out in the form set out in Appendix A to this Schedule setting out the amount of the Actual 2018 Net Sales as derived from the Audited 2018 ZAGG Accounts.
2.    Preparation of Net Sales Statement
2.1    The Seller (and its Affiliates) and the Buyer shall work with their respective auditors to arrange for the audit of (a) with respect to the Seller (and its Affiliates), the 2018 Audited Strax Accounts, and the accounting group of the Seller shall derive from the 2018 Audited Strax Accounts, the Strax 2018 Gear4 Net Sales Statement and (b) with respect to the Buyer, the 2018 Audited ZAGG Accounts, and the accounting group of the Buyer shall derive from the 2018 Audited ZAGG Accounts, the ZAGG 2018 Gear4 Net Sales Statement. Promptly following Seller’s derivation of the Strax 2018 Gear4 Net Sales Statement, Seller shall deliver the Strax 2018 Gear4 Net Sales Statement to Buyer. Promptly following the completion of the 2018 Audited ZAGG Accounts and Buyer’s receipt of the Strax 2018 Gear4 Net Sales Statement, Buyer shall prepare and deliver the ZAGG 2018 Gear4 Net Sales Statement and the Aggregated Net Sales Statement to the Seller. The Seller (and its Affiliates) and ZAGG shall use commercially reasonable efforts to complete the 2018 Audited Strax Accounts and 2018 Audited ZAGG Accounts, and prepare the Aggregated Net Sales Statement, respectively, by 31 March 2019. All of the costs, fees and expenses associated with (i) the preparation and completion of the 2018 Audited Strax Accounts and the Strax 2018 Gear4 Net Sales Statement shall be borne solely by Seller, (ii) the preparation and completion of the 2018 Audited ZAGG Accounts and the ZAGG 2018 Gear4 Net Sales

Statement shall be borne solely by Buyer and (iii) the preparation and completion, of the Aggregated Net Sales Statement shall be borne by the Buyer.
2.2    During the Review Period, each party (and its Affiliates) shall give such information, assistance and access to information as the other party or its representatives may reasonably require to prepare, review and analyze the Strax 2018 Gear4 Net Sales Statement, the ZAGG 2018 Gear4 Net Sales Statement and the Aggregated Net Sales Statement, including providing such other party or its representatives with access to the:

(a)
books and records in the possession or under the control of the Seller’s Group, on the one hand, or the Buyer or the Company, on the other hand, as applicable, which contain information relevant to the preparation of the applicable portion of the Aggregated Net Sales Statement; and

(b)
employees or other representatives responsible for preparing (i) with respect to the Seller, the 2018 Audited Strax Accounts and/or the Strax 2018 Gear4 Net Sales Statement and (ii) with respect to the Buyer, the 2018 Audited ZAGG Accounts and/or the ZAGG 2018 Gear4 Net Sales Statement.

2.3    No later than the last day of the Review Period, the Seller and/or the Buyer shall have the right to serve a written notice on the Buyer or the Seller, as applicable, stating whether or not it agrees with the Aggregated Net Sales Statement. In the case of any disagreement, the notice (“Dispute Notice”) shall specify in reasonable detail:

(a)	each matter or item in dispute; and

(b)	any adjustments which, in the Seller's or Buyer’s opinion, as applicable, should be made to the Aggregated Net Sales Statement on the basis of such disputes.
2.4    If, during the Review Period, the Seller or the Buyer, as applicable:

(a)
serves a written notice on the other party confirming such party’s agreement with the Aggregated Net Sales Statement, the Aggregated Net Sales Statement shall, with effect from the date of service of such notice, constitute the final Aggregated Net Sales Statement and shall be final and binding on the parties; or

(b)
fails to serve a Dispute Notice, the Aggregated Net Sales Statement shall, with effect from the expiry of the Review Period, constitute the final Aggregated Net Sales Statement for such applicable period and shall be final and binding on the parties.

2.5    If the Seller or the Buyer serves a Dispute Notice in accordance with paragraph 2.3 of this Schedule, the parties shall, during the period of fifteen (15) Business Days commencing on service of the Dispute Notice (“Resolution Period”), seek in good faith to reach agreement on the disputed matters. If before the Resolution Period expires, any or all of the disputed matters are agreed between the parties, such resolved matters shall be final and binding on the parties.
3.    Expert determination
3.1    If a notice is served by either party pursuant to paragraph 2.3 of this Schedule and the disputed matters are not resolved by the parties before the expiry of the Resolution Period, the parties shall use reasonable endeavours to reach agreement regarding the identity of the person to be appointed as the Expert and to agree terms of appointment with the Expert.
3.2    Except for any procedural and administrative matters, the scope of the Expert’s determination shall be limited to determining the unresolved matters in the Dispute Notice relating to:

(a)	whether the Draft Statements have been prepared in accordance with the requirements of this Schedule;

(b)	whether any errors have been made in the preparation of the Draft Statements; and

(c)	any consequential adjustments, corrections or modifications that are required in order for the Draft Statements to have been prepared in accordance with the requirements of this paragraph 3.

3.3    Each party shall co-operate with the Expert and shall give the Expert reasonable access to any documents, books and records in that party’s possession or control, that the Expert may reasonably require for the purpose of making his or her determination.
3.4    The parties shall be entitled to make submissions to the Expert including oral submissions and each party shall, with reasonable promptness, supply the other party with all such information and access to its documentation, books and records as the other party may reasonably require in order to make a submission to the Expert in accordance with this paragraph.
3.5    To the extent not provided for in this paragraph, the Expert may in his or her reasonable discretion determine such other non-substantive procedures to assist with the conduct of his or her determination as he or she reasonably considers just or appropriate.
3.6    Unless otherwise agreed by the parties, the Expert shall be required to make his or her determination in writing (including reasons for his determination) and to provide a copy to each party as soon as reasonably practicable and in any event within thirty (30) calendar days of his or her appointment.
3.7    All matters under this paragraph shall be conducted, and the Expert's decision shall be written, in the English language.
3.8    The Expert shall act as an expert and not as an arbitrator.
3.9    Save in the event of material error or fraud:

(a)	the Expert's determination of any matters referred to him or her under this Schedule shall be final and binding on the parties; and

(b)
the Draft Statements, subject to any adjustments, corrections or modifications that are necessary to give effect to the Expert's determination in accordance with this Schedule, shall constitute the final Aggregated Net Sales Statement for the purpose of this agreement.

3.10    The parties shall act reasonably and co-operate to give effect to the provisions of this clause 3 and shall not do anything to hinder or prevent the Expert from making his or her determination in accordance with this clause 3.
3.11    No party will disclose to the Expert, and the Expert will not consider for any purpose, any settlement discussions or settlement offer made by any party, unless otherwise agreed in writing by the Seller and the Buyer.
3.12    Each party shall bear and pay its own costs incurred in connection with the Expert's determination pursuant to this paragraph. Notwithstanding the foregoing, the Expert's fees and any costs or expenses incurred in making his or her determination (including the fees and costs of any advisers appointed by the Expert) shall be borne based on the relative determination made by the Expert between the Buyer, on the one hand, and the Seller, on the other hand (e.g., if the Buyer has taken the position that an adjustment of negative US$1,000,000 should be made and the Seller has taken the position that an adjustment of US$500,000 should be made, and the Expert finally determines that the adjustment is US$0, then the Buyer shall pay two thirds (2/3rds) of the fees and expenses of the Expert and the Seller shall pay one third (1/3rd) of the fees and expenses of the Expert).
4.    Audited 2018 accounts
4.1    A separate set of annual audited accounts for Financial Year 2018 shall also be prepared by the Seller's accounting group on a stand-alone basis solely for statutory reporting purposes as required under Hong Kong generally accepted accounting principles, and such annual audited accounts shall be completed as promptly as reasonably practicable (but in any event, no later than April 30, 2019). The costs and expenses of such audit shall be allocated between the Buyer and the Seller based on their relative ownership period of the Company during Financial Year 2018 (by way of example only, if the Completion Date was November 30, 2018, Seller shall be responsible for the total amounts of costs and expenses of such audit multiplied by the amount calculated by dividing 365 by 334; with the remainder of the costs and expenses of such audit to be paid by the Buyer).
5.    Accounting policies
5.1    The Strax 2018 Gear4 Net Sales Statement, the ZAGG 2018 Gear4 Net Sales Statement and the Aggregated Net Sales Statement shall be prepared in accordance with the following principles, practices, policies, methods and procedures:

(a)	Slotting or listing fees, marketing development funds, and “rip and replace” program fees shall not be deductions to 2018 sales;

(b)	with respect to the Strax 2018 Gear4 Net Sales Statement to the extent not provided for by subclause (a) above, in accordance with IFRS; and

(c)	with respect to the ZAGG 2018 Gear4 Net Sales Statement to the extent not provided for by subclause (a) above, in accordance with US GAAP.
6.    Conduct of business from completion
6.1    The operation of the Company and the Business shall be in the sole and absolute discretion of the Buyer and ZAGG from and after Completion.

Appendix A    Pro forma Net Sales Statement

Schedule 7	Particulars of the Additional Consideration
1.    Definitions
1.1    The definitions in this paragraph apply in this agreement.
“Additional Consideration”: has the meaning given in paragraph 2.1 of this Schedule.
“Additional Consideration Period”: the Financial Year beginning on 1 January 2019 and ending on 31 December 2019.
“Additional Consideration Statement”: has the meaning given in paragraph 3.1(a) of this Schedule.
“Audited 2019 Accounts”: the consolidated audited financial statements of ZAGG for the period ended 31 December 2019, including the balance sheet and profit and loss account (together with the notes on them) and the auditor’s and director’s reports, as reported under US GAAP.
“Expert”: has the meaning given in Schedule 6.
“Gear4 2019 Net Sales”: Gear4 Net Sales generated during the Additional Consideration Period, as derived from the Audited 2019 Accounts and set out in the Additional Consideration Statement, as reported under US GAAP.
“Objection Notice”: has the meaning given in paragraph 3.2 of this Schedule.
“Review Period”: has the meaning set out in paragraph 3.2 of this Schedule.
2.    Additional Consideration Payment
2.1    As a potential part of the Purchase Price, the Buyer shall, in the event that (and only in the event that) the Gear4 2019 Net Sales achieve the thresholds set forth in paragraphs (a) and (b) immediately below, pay to the Seller an amount equal to the following amounts in cash based on the Audited 2019 Accounts (“Additional Consideration”):

(a)	if the Gear4 2019 Net Sales are equal to or exceed US$60,000,000, an amount equal to US$5,000,000; or

(b)	if the Gear4 2019 Net Sales are equal to or exceed US$90,000,000, an amount equal to US$10,000,000, provided that the aggregate amount payable to the Seller pursuant to this paragraph 2.1 shall in no event be greater than US$10,000,000.
2.2    The Additional Consideration shall be agreed or determined (as the case may be) in accordance with paragraph 3 of this Schedule and shall be paid in accordance with paragraph 2.3 of this Schedule.
2.3    The Buyer shall pay the amount due (if any) in respect of the Additional Consideration in cash to the Seller or the Seller’s Solicitors no later than thirty (30) days from the later of:

(a)
filing of ZAGG’s audited 2019 financial statements with the U.S. Securities and Exchange Commission (provided that the Seller agrees with the Additional Consideration Statement specifying the amount of the Additional Consideration); and

(b)	if an Objection Notice is served in accordance with paragraph 3.2 of this Schedule, the parties:

(i)	agreeing, in writing, on all disputed matters concerning the relevant Additional Consideration Statement and the calculation of the Additional Consideration; or

(ii)	receiving notice of the Expert's determination of the final Additional Consideration.

3.    Additional Consideration Statement
3.1    Within thirty (30) days of completion of the audit of the consolidated ZAGG financial statements, the Buyer shall deliver to the Seller:

(a)	a statement prepared by the Buyer's auditors (“Additional Consideration Statement”) setting out:

(i)	the amount of the Gear4 2019 Net Sales for the Additional Consideration Period; and

(ii)	Buyer’s calculation of the resulting Additional Consideration (if any) payable in respect of the Additional Consideration Period.
3.2    The Seller shall, within thirty (30) calendar days from receipt of the Additional Consideration Statement referred to in paragraph 3.1 of this Schedule (“Review Period”), deliver to the Buyer a written notice stating whether it agrees with the Additional Consideration Statement and the Buyer's calculation of the Additional Consideration. In the case of any disagreement, the notice (“Objection Notice”) shall specify the areas disputed by the Seller and describe, in reasonable detail, the basis for the dispute.
3.3    Where the Seller gives notice during the Review Period that it does not accept the accuracy of the Additional Consideration Statement, the parties shall have an initial thirty (30) days, starting with the day on which the Buyer receives the Objection Notice, within which to resolve any disagreement relating to the Additional Consideration. The parties shall use their reasonable endeavours to resolve the disagreement within such thirty (30) day period.
3.4    Where the parties are unable to resolve their disagreement within the thirty (30) day period, the calculation of the Gear4 2019 Net Sales and Additional Consideration for the Additional Consideration Period shall be referred to an Expert for determination in accordance with paragraph 3 of Schedule 6, and such paragraph shall apply mutatis mutandis.
4.    For Preparing the additional consideration statement
4.1    The Additional Consideration Statement shall be prepared in accordance with the following principles, practices, policies, methods and procedures:

(a)	Net sales for Gear4 branded product as reported in the Audited 2019 Accounts according to US GAAP.
5.    Conduct of business during the Additional Consideration Period
5.1    The Buyer warrants and undertakes that, without the prior written consent of the Seller, for the duration of the Additional Consideration Period the Buyer shall not sell or otherwise transfer all or substantially all of the Company or the Business (whether through a sale of equity interests or assets or otherwise), other than (a) a sale or transfer to another member of the Buyer’s Group or (b) in connection with a sale or transfer of all equity interests of, or all or substantially all of the assets of, ZAGG or a part or individual business unit (other than the Gear4 business unit and the Buyer) of ZAGG, whether through a sale of equity interests or assets or otherwise (a “Trigger Event”).
5.2    In the event that a Trigger Event occurs, or the Buyer or any member of the Buyer’s Group enters into any arrangement to complete a transaction or grants a right or option, which if exercised, would in each case, result in a Trigger Event, the Buyer shall pay to the Seller an amount equal to the US$10,000,000 in cash within five (5) Business Days of the date on which the Trigger Event takes place.
5.3    Except as expressly set forth in paragraph 5.1 immediately above, the operation of the Company and the Business shall be in the sole and absolute discretion of the Buyer and ZAGG from and after Completion.

Schedule 8	Limitations on Liability; Specific Indemnity

1.	General
1.1    The provisions of this Schedule 8 shall operate to limit or exclude (as the case may be) the Seller’s liability for any Claim.
1.2    Nothing in this Schedule 8 shall operate to exclude or limit the Seller’s liability to the extent that a Claim arises as a result of the Seller’s (or any member of the Seller’s Group’s or any of their respective Representatives’) fraud or wilful concealment or misconduct.
1.3    Each provision of this Schedule 8 shall be read and construed separately and, unless expressly provided to the contrary, shall not be limited by the terms of any other provision of this Schedule 8 or by any other term of this agreement.

2.	Financial limitations
2.1    Except in the case of fraud or wilful concealment or misconduct, the total aggregate liability of the Seller for a Claim or a claim with respect to a breach of a covenant, obligation or agreement of any member of the Seller’s Group in this agreement (or contemplated hereby) shall not exceed:

(a)
US$8,050,000 for any Claims (excluding any claim for breach of the Fundamental Warranties, any Tax Claim or any claim with respect to a breach of a covenant, obligation or agreement of any member of the Seller’s Group in this agreement (or contemplated hereby)); and

(b)
US$40,250,000 for any Claims for breach of the Fundamental Warranties, any Tax Claim, or any claim with respect to a breach of a covenant, obligation or agreement of any member of the Seller’s Group in this agreement (or contemplated hereby).

2.2    The Seller shall not be liable for a Claim (which for the avoidance of doubt, shall not include any Claim in respect of a Fundamental Warranty or any Tax Claim) unless:

(a)	the Seller's liability in respect of such Claim (together with any connected Claims) exceeds US$25,000; and

(b)
the amount of the Seller's liability in respect of such Claim (together with any connected Claims), when aggregated with the Seller's liability for all Claims that are not excluded under paragraph 2.2(a) of this Schedule, exceeds US$300,000, in which case the Seller shall be liable for all amounts, including the amount of the US$300,000 threshold contemplated in this paragraph 2.2(b).

For the purposes of this paragraph 2.2, a Claim is “connected” with another Claim if the Claims arise from the same event or set of circumstances.

3.	Maidenhead lease
3.1    In the event only that a Landlord Consent is not received, the Seller shall be liable for any Losses suffered by ZAGG, Buyer, or its affiliates in relation to the inability to occupy the premises which are the subject of the Maidenhead Lease as a result of, or otherwise related to, the consummation of the transactions contemplated by this agreement.

4.	Time limitations
4.1    The Seller shall not be liable for a Claim unless notice in writing summarising the nature of the Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to the Seller:

(a)
in the case of a Tax Claim or any claim for breach of the Fundamental Warranties, on or before the later of (i) sixth (6th) anniversary of the Completion Date and (ii) the applicable statute of limitation plus three (3) months; or

(b)
in any other case with respect to Claims for breach of the other Warranties not addressed by clause (a) immediately above, prior to the expiry of the period of eighteen (18) months commencing on the Completion Date.

4.2    Following notification of a Claim prior to the expiry of the time limits set out in paragraph 4.1, the parties shall use all reasonable endeavours to resolve any such claim within six (6) months of the date of notification, and if not resolved by that date, shall proceed to the resolution of the Claim pursuant to the procedure set out in clauses 31.2 to 31.5.
4.3    The Seller shall have no liability in respect of a Claim if and to the extent such Claim is based upon a contingent liability unless and until such liability becomes an actual liability.

5.	No liability if loss is otherwise compensated for
5.1    The Seller shall not be liable in respect of any claim for breach of any of the Warranties or a Tax Covenant Claim if and to the extent that the loss occasioned by the breach has been recovered by the Buyer pursuant to a claim under any other Warranty or term of this agreement. The Buyer shall not be entitled to recover more than once in respect of the same loss.
5.2    The Seller shall not be liable in respect of any Claim if and to the extent that the matter giving rise to the Claim has been or is made good or is otherwise compensated for without cost to the Buyer or any other member of the Buyer's Group. This is without prejudice to the right of the Buyer to give notice of the relevant Claim to the Seller notwithstanding the fact that the liability may not have become an actual liability. The fact that the liability may not have become an actual liability within the time limits provided in paragraph 4.1 of this Schedule shall not exonerate the Seller in respect of any Claim properly notified within such time limits.

6.	Exclusion of certain claims
6.1    The Seller shall not be liable in respect of any Claim if and to the extent that:

(a)	allowance, provision or reserve in respect of the matter giving rise to the claim has been specifically made in the Audited 2017 Accounts; or

(b)	relates to any matter specifically and fully provided for in the Closing Balance Sheet Statement.

7.	Changes in legislation
The Seller shall not be liable in respect of any Claim under any of the Warranties to the extent that the Claim arises as a result of:

(a)	the passing or coming into force of, or any change in, any legislation after the date of this agreement which was not announced prior to the date of this agreement; or

(b)	any increase in the rate of Taxation or any imposition of new Taxation after the date of this agreement, provided such increase or imposition was not announced prior to the date of this agreement.

8.	Third party claims
8.1    The provisions of this paragraph 8 shall apply in circumstances where:

(a)
a claim, demand or action is made, brought or threatened against the Buyer or any other member of the Buyer's Group by any third party (an "Actual Third Party Claim") or the Buyer or another member of the Buyer's Group becomes aware of any fact, matter, event or circumstance which may give rise to such a claim, demand or action (a "Potential Third Party Claim"); and

(b)
the Actual Third Party Claim or Potential Third Party Claim (or the matter giving rise thereto) is likely to give rise to a Claim against the Seller under the Warranties (other than the Tax Warranties).

8.2    For the purpose of this paragraph 8, a "Third Party Claim" shall mean an Actual Third Party Claim or a Potential Third Party Claim.
8.3    The Buyer shall:

(a)	procure that the Seller is given notice of the Third Party Claim as reasonably promptly after the relevant member of the Buyer's Group becomes aware of the Third Party Claim;

(b)	consult with the Seller in relation to the Third Party Claim and the action to be taken in response thereto; and

(c)
provide, and procure that the relevant member of the Buyer's Group shall provide, such information, documentation and assistance to the Seller and its professional advisers as the Seller may reasonably request to enable the Seller to investigate the Third Party Claim and to determine the action to be taken in response thereto.

8.4    The Buyer shall, and shall procure that the relevant member of the Buyer's Group shall:

(a)	give notice to the Seller reasonably promptly of all material developments in relation to the Third Party Claim;

(b)
subject to the Seller having accepted liability to the Buyer in respect of the Third Party Claim and the Buyer being entitled to engage its own legal advisers, take such action as the Seller may reasonably request to avoid, dispute, resist, mitigate, settle, compromise or defend the Third Party Claim or appeal any decision, judgment or adjudication with respect thereto; and

(c)
not make any admission of liability with respect to the Third Party Claim or settle or compromise the Third Party Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).

9.	Tax Claims
The provisions set out in paragraphs 4.2, 5.2, 6 and 7 of this Schedule shall not apply with respect to a Claim for breach of the Tax Warranties, which shall instead be governed by the relevant provisions of the Tax Covenant as they apply with respect to a Tax Covenant Claim mutatis mutandis. The provisions of paragraph 8 shall not apply to a Tax Claim (which shall instead be governed by the provisions of the Tax Covenant).

10.	Miscellaneous
10.1    Except as expressly set forth in this Schedule 8, this Schedule 8 shall in no way limit, restrict or effect any of the Buyer’s, the Company’s or any of their respective Affiliates’ rights to indemnification for any and all Losses incurred by any of them as a result of (or related to) any member of the Seller’s Group (or any of its Representative’s) breach, default or violation of any covenant, obligation or agreement contained in this agreement or otherwise contemplated hereby (including in any of the other Transaction Documents).

10.2    The Seller agree that irreparable damage would occur in the event that any of the provisions of this agreement (including any covenant, obligation or agreement of the Seller (or any other member of the Seller’s Group contained herein)) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Buyer (or its Affiliates) shall be entitled to seek an injunction or injunctions to prevent breaches of this agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
10.3    For the avoidance of doubt, notwithstanding the release or depletion (whether by way of reduction as contemplated in this agreement or otherwise) of Indemnification Holdback, subject to the terms of this Schedule 8, the Buyer and its Affiliates shall be entitled to indemnification from the Seller and its Affiliates in accordance with the terms of this agreement for Losses incurred by them.
10.4    To the extent a member of the Buyer's Group which is seeking indemnification under this agreement is entitled to make a claim under any policy of insurance in respect of any matter which also gives rise to a claim under the Warranties, then such member shall use commercially reasonable efforts to obtain recovery under such insurance policy. In the event that such member actually receives funds under such insurance policy, then a refund equal to the lesser of the amount of such funds actually received under such insurance policy and the aggregate amount of the recovery of Losses relating to such claim under the Warranties, shall be made promptly to the Seller (to the extent the Seller was the indemnifying party) or other applicable indemnifying party.

Schedule 9	Tax Covenant

1.	Interpretation
1.1    The following words, expressions and abbreviations used in this schedule shall, unless the context otherwise requires, have the following meanings:
"Accounts Relief": any Relief to the extent that the same has either been shown as an asset of the Company in the Audited 2017 Accounts or the Closing Balance Sheet Statement or has been taken into account in computing, and so reducing or extinguishing, any provision for Tax which appears, or would otherwise have appeared, in the Audited 2017 Accounts or the Closing Balance Sheet Statement.
"Actual Tax Liability": any liability of the Company to make an actual payment of Tax, or in respect of Tax, in which case the amount of the Tax Liability shall be the amount of the actual payment.
"Buyer's Relief":

(a)	any Accounts Relief;

(b)
any Relief to the extent that the same arises in respect of periods (or part of any period) after the Audited 2017 Accounts Date or in respect of any Relevant Event occurring after the Audited 2017 Accounts Date; and/or

(c)	any Relief arising to any member of the Buyer’s Group (other than the Company) at any time.
"Claim for Tax":

(a)
any claim, assessment, demand, notice, determination or other document issued or action taken by or on behalf of any Tax Authority or any other person by virtue of which the Company has or may have a Tax Liability; and/or

(b)	any self-assessment made by the Company in respect of any Tax Liability which it considers that it is or may become liable to pay.
"Deemed Tax Liability":

(a)
the loss, non-availability or reduction of any Accounts Relief, in which case the amount of the Deemed Tax Liability shall be the amount of Tax paid by the Company which would not have been paid but for such loss, non-availability or reduction or, where the Relief is a right to repayment of Tax, the amount by which such repayment is reduced whether as a result of such repayment being lost, not available or cancelled; and/or

(b)
the utilisation or set-off of a Buyer's Relief available to the Company against any Tax Liability or against any income, profits or gains where, but for such setting off, the Buyer would have been entitled to make a claim under this schedule (ignoring for these purposes any financial limitations), in which case the amount of the Deemed Tax Liability shall be equal to the amount which would have been payable in the absence of that or any other Buyer's Relief.

"income, profits or gains": any other measure by reference to which Tax is computed.
"Relevant Event": every event, act, omission, default, occurrence, circumstance, transaction, dealing or arrangement of any kind whatsoever done or omitted to be done by the Seller or the Company or which in any way concerns or affects the Company whether or not done or omitted to be done by the Company or the Seller.

"Tax Liability": an Actual Tax Liability or a Deemed Tax Liability.
References to income, profits or gains being earned, accrued or received before a particular date shall include income, profits or gains deemed or treated as earned, accrued or received prior thereto.
For the purposes of this schedule, and in particular for determining to what extent any liability for Tax arises in respect of or by reference to any income, profits or gains earned, accrued or received on or before Completion or otherwise relates to the period ending on the date of Completion, the date of Completion shall be deemed to be an actual accounting date of the Company and without prejudice to the generality of the foregoing:

(a)
any Relief which would on that basis arise after the date of Completion shall be deemed for the purposes of this schedule to be a Relief which arises in respect of a period after Completion or in respect of any Relevant Event occurring after Completion;

(b)
any income, profits or gains which would on that basis accrue after the date of Completion shall be deemed for the purposes of this schedule to be income, profits or gains earned, accrued or received after Completion;

(c)
any Relief which would on that basis arise on or before the date of Completion shall be deemed for the purposes of this schedule to be a Relief which arises in respect of a period on or before Completion or in respect of any Relevant Event occurring on or before Completion; and

(d)
any income, profits or gains which would on that basis accrue on or before the date of Completion shall be deemed for the purposes of this schedule to be income, profits or gains earned, accrued or received on or before Completion.

2.    Indemnity
Subject to paragraph 2.2 below, the Seller hereby covenants with the Buyer to pay from time to time to the Buyer an amount equal to:

(a)	any Actual Tax Liability which arises in whole or in part:

(i)	in connection with or as a consequence of one (1) or more Relevant Events occurring or entered into on or before Completion; or

(ii)	in respect of or by reference to any income, profits or gains earned, accrued or received on or before Completion;

(b)	any Deemed Tax Liability; and

(c)
all Losses incurred or payable by the Company, the Buyer or any member of the Buyer's Group in connection with any Tax Liability referred to in this paragraph 2.1, including all legal proceedings relating thereto and the settlement of any such Tax Liability and/or rebuttal of any contention or in connection with any legal proceedings and reasonable steps taken to avoid any such Tax Liability or contention whether actual, threatened and/or anticipated.

2.2    The covenant contained in paragraph 2.1 immediately above shall not apply:

(a)	to any Actual Tax Liability to the extent that the same has been paid prior to Completion and such payment is reflected in the Audited 2017 Accounts and/or the Closing Balance Sheet Statement;

(b)
to any Tax Liability to the extent that any provision or reserve (other than as a provision or reserve for deferred Tax) for the same has been made in the Audited 2017 Accounts and/or the Closing Balance Sheet Statement;

(c)
to any Tax Liability to the extent that the same shall have arisen in consequence of any act or transaction which could reasonably have been avoided, and which was carried out without the agreement of the Seller by the Buyer or the Company after Completion otherwise than in the ordinary course of business of the Company consistent with past practice, and which the Buyer was or should reasonably have been aware would give rise to the Tax Liability in question; or

(d)
to any Tax Liability to the extent that the same arises as a result of any increase in rates of Tax or any change in applicable Law or any change in the published practice of or withdrawal of any published extra-statutory concession by a Tax Authority or any change in generally accepted accounting principles, being an increase, withdrawal or change made, in any such case, after Completion with retrospective effect.

3.    Timing
3.1    Where the Seller becomes liable to make any payment pursuant to paragraph 2 immediately above, the due date for the making of that payment shall be the later of the date falling seven (7) days after the date of demand by the Buyer to the Seller and:

(a)
insofar as the claim arises in respect of any Actual Tax Liability, the date falling seven (7) days before the last day on which a payment of Tax may be made by the Company without incurring any liability to interest and/or penalties;

(b)	insofar as the claim arises in respect of a Deemed Tax Liability:

(i)
which relates to the loss, non-availability or reduction of a repayment of Tax, the date falling seven (7) days before the day on which such repayment (or increased repayment) of Tax would have been due, and for this purpose it shall be assumed that the repayment would have become due at the earliest possible date;

(ii)
which relates to the loss, non-availability or reduction of any Accounts Relief other than a repayment of Tax, the date falling seven (7) days before the date on which the Company becomes due to pay any Tax which it would not, but for such loss, non-availability or reduction, have had to pay; or

(iii)
which relates to the utilisation or set-off of a Buyer's Relief, the date falling seven (7) days before the date on which the Company would, but for such utilisation or set-off (and in the absence of any other Buyer's Relief) have been liable to pay any Tax; and

(c)	insofar as the claim arises pursuant to paragraph 2.1(c) above, seven (7) days before the day on which the costs and expenses fall due for payment.
4.    Right to Recoveries and Reliefs
4.1    Subject to paragraph 4.3 below, in calculating amounts due from the Seller under this schedule no account shall be taken of any entitlement of the Buyer or the Company to make any recovery in respect of that amount or the circumstances giving rise to the same from some other Person or of any Relief or other benefit which may become available to the Buyer or the Company in consequence of the Tax Liability in question, or the circumstances giving rise to the same.

4.2    If the Buyer or the Company becomes aware of any entitlement to recover from some other Person (not being any member of the Buyer’s Group, the Company or any customer or employee of any member of the Buyer’s Group or the Company but including, inter alia, any Tax Authority) any amount in respect of the Tax Liability resulting in a payment by the Seller to the Buyer under this schedule, then the Buyer shall as soon as reasonably practicable notify the Seller of the said entitlement and, if so required in writing by the Seller and if the Seller shall undertake to pay all costs and expenses incurred by the Buyer and the Company and shall provide reasonable security for the same, shall take all reasonable steps to enforce or procure that the Company shall enforce that recovery (keeping the Seller properly informed of progress) and shall apply the same in accordance with paragraph 4.3 below.
4.3    If and to the extent that:

(a)	the Buyer or the Company receives a recovery as mentioned in paragraph 4.2 above; or

(b)
the auditors for the time being of the Company shall certify (at sole the cost and expense of the Seller) that any Tax Liability which has resulted in a payment having been made under this schedule has given rise to a Relief for the Company which would not otherwise have arisen (and provided that such Relief has not been used to reduce or extinguish a Tax Liability which would otherwise have given rise to a claim under this Agreement or under the Warranties), then the Buyer shall as soon as reasonably practicable pay to the Seller an amount equal to so much of the sum recovered or Relief which has arisen (less any Tax paid by the recipient in respect thereof and less any costs and expenses incurred by the Buyer and the Company) as does not exceed the amount which the Seller paid to the Buyer in respect of the Tax Liability in question (together with so much of any interest or repayment supplement paid to the recipient of the recovery or Relief in respect thereof as corresponds to the proportion of the recovery or Relief accounted for under this paragraph 4.3, less any Tax thereon).

4.4    Where any recovery or benefit is accounted for under paragraph 4.3 above:

(a)
the amount of the payment originally made by the Seller under paragraph 2 above shall be treated as reduced for all purposes of this schedule (including any further application of this paragraph 4) and of this agreement; and

(b)	the same shall not prejudice the right of the Buyer to make further recoveries under this agreement whether in respect of matters to which the original claim related or otherwise.
4.5    Where the auditors have certified the existence of any Relief in accordance with paragraph 4.2 above, the Buyer or the Seller may request (at the sole cost and expense of the party making such request) the auditors for the time being of the Company to review such certification in the light of all relevant circumstances, including any facts and circumstances that have become known only since the date of such certification, and to certify whether such certification remains correct or whether the amount which was the subject of such certification should be amended.
4.6    If the auditors certify in accordance with paragraph 4.5 above that any amount previously certified should be amended, then that amended amount shall be substituted for the purposes of paragraph 4.3 above and such adjusting payments as may be necessary shall be made by (or, as the case may be, to) the Seller as soon as reasonably practicable.
5.    Resistance of Claims
5.1    If the Buyer or the Company becomes aware of any Claim for Tax which may result in the Buyer having a claim against the Seller under this schedule, the Buyer shall give notice to the Seller in the manner provided by Schedule 8 of this agreement as soon as is reasonably practicable and the Seller shall, except where an allegation of dishonesty, fraud, wilful misconduct, wilful concealment or neglect is made, forthwith be entitled at its sole discretion (but after consultation with the Buyer) to resist such Claim for Tax in the name of the Buyer or the Company or any of them but at the sole cost and expense of the Seller and to have the conduct of any appeal or incidental negotiations, provided that:

(a)	the Buyer shall be kept fully informed of (and up to date with) all matters pertaining to the dispute;

(b)
no material communication, written or otherwise, pertaining to the dispute (and in particular no proposal for or consent to any settlement or compromise thereof) shall be transmitted to the relevant Tax Authority without the same having been submitted to and approved by the Buyer, such approval not to be unreasonably withheld or delayed;

(c)
no application shall be made for postponement of Tax unless the Buyer and the Company shall be provided with such security as the Buyer may reasonably require in respect of sums subsequently becoming payable under this schedule;

(d)
the Seller shall not be entitled to resist any such Claim for Tax before any court, tribunal or other appellate body unless it has been advised by leading tax counsel, after disclosure of all relevant information and documents, that it is reasonable to resist the Claim for Tax in the manner proposed by the Seller; and

(e)
neither the Buyer nor the Company shall be obliged to undertake any action which it reasonably considers would be materially prejudicial to its business affairs or would materially increase its future liability to Tax.

5.2    The Buyer shall and shall procure that the Company shall give the Seller all commercially reasonable cooperation, access and assistance, technical or otherwise, for the purpose of resisting such a Claim for Tax; provided that each of the Buyer and the Company is indemnified and secured to the satisfaction of the Buyer by the Seller against all Losses (including, for the avoidance of doubt, additional Tax Liabilities, costs, damages and expenses) which may thereby be incurred.
5.3    If the Seller does not request the Buyer or the Company to take any appropriate action or shall fail to indemnify and secure the Buyer or the Company to its reasonable satisfaction within twenty-one (21) days of the said notice to the Seller or shall fail in any of its other obligations under paragraph 5.1 above, the Buyer and/or the Company shall be free to pay or settle the Claim for Tax on such terms as it may in its absolute discretion thinks fit (and, for the avoidance of doubt, the Seller shall indemnify the members of the Buyer’s Group for any and all amounts or other Losses incurred or paid by any member of the Buyer’s Group in connection with such settlement or payment as contemplated by this schedule).
6.    Tax Returns
6.1    The Seller or its duly authorised agent shall at the cost of the Company be responsible for and have the conduct of preparing, submitting and agreeing all Tax Returns for all accounting periods ending on or before the date of Completion. The Buyer shall afford (or procure to be afforded) to the Seller or its duly authorised agent such information and assistance as may reasonably be required to prepare, submit and agree all such Tax Returns.
6.2    The Buyer shall procure that the Company shall cause the Tax Returns referred to in paragraph 6.1 and all such claims, disclaimers, surrenders and elections as may be directed by the Seller relating to all accounting periods ending on or before the date of Completion to be authorised, signed and returned to the Seller or its duly authorised agent for submission to the appropriate Tax Authority without undue or unreasonable delay, provided always that:

(a)
nothing herein shall oblige the Buyer to procure that the Company shall authorise or sign any Tax Return or other document unless the Buyer is satisfied that the same is accurate and complete in all material respects;

(b)
all Tax Returns and substantive correspondence in relation thereto must be prepared in a manner consistent with past practices (except to the extent necessary to comply with applicable law) and submitted in draft form by the Seller to the Buyer or its duly authorised agents for comment at a reasonable time, and in any event forty-five (45) Business Days before, the last date on which the Tax Return may be filed with the relevant Tax Authority without incurring interest and penalties (or, if a shorter time limit applies in relation to the filing of the relevant Tax Return, within such time as will reasonably enable the Buyer or its representatives to review and comment on the Tax Return within the applicable time period);

(c)
if it wishes to do so, the Buyer or its duly authorised agent must comment within twenty-five (25) Business Days (or, if a shorter time limit applies in relation to the submission of the relevant Tax Return, within such time as will reasonably enable the Seller to consider such comments, make any amendments that may be required in respect of the same and file the Tax Return within the applicable time period) of its receipt of any such Tax Returns from the Seller and if the Buyer has not received any comments within twenty five (25) Business Days, the Buyer and its duly authorised agents will be deemed to have approved such draft documents;

(d)	the Seller must consider and incorporate all reasonable comments and suggestions made by the Buyer or its duly authorised agents;

(e)
the Seller and the Buyer must each respectively afford (or procure the affordance) to the other or their duly authorised agents information and assistance which may reasonably be required to prepare, submit and agree all outstanding Tax Returns and computations;

(f)	the Seller and the Buyer must as soon as practicable deliver to each other copies of all correspondence sent to or received from any Tax Authority relating to the Company.
6.3    The Buyer or its duly authorised agent shall be responsible for and have the conduct of preparing, submitting and agreeing all Tax Returns for the accounting period in which Completion takes place subject to such Tax Returns being submitted in draft form to the Seller or its duly authorised agent for comment a reasonable time before the same are due to be sent to the relevant Tax Authority. The Seller or its duly authorised agent shall comment within twenty-five (25) days of such submission and if the Buyer has not received comments within that period, the Seller or its duly authorised agent shall be deemed to have approved such draft computations. If the Seller or its duly authorised agent have any comments or suggestions, the Buyer or its duly authorised agent shall not unreasonably refuse to adopt such comments or suggestions provided always that nothing herein shall oblige the Buyer to submit, or cause the Company to submit, any Tax Return or other document unless the Buyer is satisfied that the same is accurate and complete in all material respects. The Seller and the Buyer shall respectively afford (or procure to be afforded) to the other or its duly authorised agent such information and assistance as may reasonably be required to prepare, submit and agree such Tax Returns.

Annex A

Part 1	- Employees

1.	Tim Smart

2.	Ian Pearson

3.	Alastair Kingsland

4.	Alison Cook

5.	Nick Fox

6.	Sam Lizzi

7.	Nicola Kelas

8.	Akbar Ali

9.	May Ouyang

10.	Celine Wu

11.	Sandy Gohres

12.	BJ Norel

13.	George Hightower

14.	Francois Gravel (engaged as consultant)

15.	Alan Lam

16.	Elsi Calzado

Annex B
“Black list” of brands directly competitive with Gear4 Products

“BLACK LIST”

Tech 21
Otterbox (though permitted with existing customers e.g. CPW and Vodafone)
Speck
Casemate
Incipio/Griffin
UAG
Under Armour

Bodyguardz
Pelican
Lifeproof
Element

SELLER: Signed by Gudmundur Palmason for and on behalf of STRAX HOLDING GMBH
/s/ GUDMUNDUR PALMASON
Managing Director

BUYER: PATRIOT CORPORATION UNLIMITED COMPANY, a company incorporated and registered in Ireland
By: /s/ RICHARD GORDON
Name: Richard Gordon Title: Authorized Signatory

ZAGG: ZAGG INC, a Delaware corporation
By: /s/ CHRIS AHERN
Name: Chris Ahern Title: CEO

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]